United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
October 2009
Vale S.A.
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__.)

Table of Contents:

Press Release

Signature Page

Press Release
Filed at CVM and SEC on 10/28/2009
Gerência Geral de Controladoria — GECOL

Vale S.A.
INDEX TO CONDENSED CONSOLIDATED FINANCIAL INFORMATION

Page

Report of Independent Registered Public Accounting Firm	2

Condensed Consolidated Balance Sheets as of September 30, 2009 and December 31, 2008	4

Condensed Consolidated Statements of Income for the three-month periods ended September 30, 2009, June 30, 2009 and September 30, 2008 and for nine-month periods ended September 30, 2009 and 2008	6

Condensed Consolidated Statements of Cash Flows for the three-month periods ended September 30, 2009, June 30, 2009 and September 30, 2008 and for nine-month periods ended September 30, 2009 and 2008	7

Condensed Consolidated Statements of Changes in Stockholders’ Equity for the three-month periods ended September 30, 2009, June 30, 2009 and September 30, 2008 and nine-month periods ended September 30, 2009 and 2008	8

Notes to the Condensed Consolidated Financial Information	9

Supplemental Financial Information (unaudited)	41

Report of Independent Registered
Public Accounting Firm
To the Board of Directors and Stockholders
Vale S.A.
We have reviewed the accompanying condensed consolidated balance sheet of Vale S.A. (formerly Companhia Vale do Rio Doce) and its subsidiaries as of September 30, 2009, and the related condensed consolidated statements of income, of cash flows and of stockholders’ equity for each of the three-month periods ended September 30, 2009, and June 30, 2009 and September 30, 2008 and for the nine-month periods ended September 30, 2009 and 2008, This interim financial information is the responsibility of the Company’s management.
We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States). the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.
Based on our review, we are not aware of any material modifications that should be made to the accompanying condensed consolidated interim financial information for it to be in conformity with accounting principles generally accepted in the United States of America.
We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet as of December 31, 2008, and the related consolidated statements of income, of cash flows and of stockholders’ equity for the year then ended (not presented herein), and in our report dated February 19, 2009, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2008, is fairly stated in all material respects in relation to the consolidated balance sheet from which it has been derived.

Vale S. A.
As discussed in Note 4 (b) to the condensed consolidated interim financial information, the Company changed the manner in which it reports non-controlling interest in 2009. The accompanying December 31, 2008 condensed consolidated financial information reflects this change.

PricewaterhouseCoopers
Auditores Independentes
Rio de Janeiro, Brazil
October 28, 2009

Condensed Consolidated Balance Sheets
Expressed in millions of United States Dollars

	September 30,	December 31,
	2009	2008
	(unaudited)
Assets
Current assets
Cash and cash equivalents	8,458	10,331
Short-term investments	4,562	2,308
Accounts receivable
Related parties	91	137
Unrelated parties	3,237	3,067
Loans and advances to related parties	114	53
Inventories	3,721	3,896
Deferred income tax	493	583
Advances to suppliers	549	405
Recoverable taxes	1,215	1,993
Other	708	465

	23,148	23,238

Non-current assets
Property, plant and equipment, net, and intangible assets	65,532	49,329
Investments in affiliated companies, joint ventures and other investments	4,583	2,408
Other assets
Goodwill on acquisition of subsidiaries	2,396	1,898
Loans and advances
Related parties	56	—
Unrelated parties	117	77
Prepaid pension cost	1,304	622
Prepaid expenses	185	223
Judicial deposits	1,490	1,141
Advances to suppliers — energy	509	408
Recoverable taxes	488	394
Unrealized gains on derivative instruments	729	32
Other	220	161

	7,494	4,956

TOTAL	100,757	79,931

Condensed Consolidated Balance Sheets
Expressed in millions of United States
Dollars (Except number of shares)

	(Continued)
	September 30,	December 31,
	2009	2008
	(unaudited)
Liabilities and stockholders’ equity
Current liabilities
Suppliers	2,211	2,261
Payroll and related charges	761	591
Current portion of long-term debt	1,951	633
Short-term debt	87	—
Loans from related parties	18	77
Provision for income taxes	605	502
Taxes payable and royalties	108	55
Employees postretirement benefits	124	102
Railway sub-concession agreement payable	271	400
Unrealized losses on derivative instruments	29	—
Provisions for asset retirement obligations	27	48
Minimum mandatory dividends payable	1,203	2,068
Capital increase in affiliated	738	—
Other	610	500

	8,743	7,237

Non-current liabilities
Employees postretirement benefits	1,485	1,485
Long-term debt	19,110	17,535
Provisions for contingencies (Note 17 (b))	2,069	1,685
Unrealized losses on derivative instruments	112	573
Deferred income tax	5,413	4,005
Social Contribution	850	—
Provisions for asset retirement obligations	1,075	839
Other	1,891	1,525

	32,005	27,647

Redeemable noncontrolling interest (Note 4 (b))	665	599

Commitments and contingencies (Note 17)

Stockholders’ equity
Preferred class A stock — 7,200,000,000 no-par-value shares authorized and 2,108,590,520 (2008 — 2,108,579,618) issued	9,727	9,727
Common stock — 3,600,000,000 no-par-value shares authorized and 3,256,724,482 (2008 — 3,256,724,482) issued	15,262	15,262
Treasury stock — 77,581,904 (2008 — 76,854,304) preferred and 74,997,899 (2008 — 74,937,899) common shares	(1,150)	(1,141)
Additional paid-in capital	393	393
Mandatorily convertible notes — common shares	1,578	1,288
Mandatorily convertible notes — preferred shares	1,225	581
Other cumulative comprehensive loss	(2,166)	(11,510)
Undistributed retained earnings	24,053	18,340
Unappropriated retained earnings	7,624	9,616

Total Company stockholders’ equity	56,546	42,556
Noncontrolling interests	2,798	1,892

Total stockholders’ equity	59,344	44,448

TOTAL	100,757	79,931

The accompanying notes are an integral part of this condensed consolidated financial information.

Condensed Consolidated Statements of Income
Expressed in millions of United States
Dollars (Except per share amounts)

	Three-month period ended (unaudited)			Nine-month period ended (unaudited)
	September 30,		September 30,	September 30,	September 30,
	2009	June 30, 2009	2008	2009	2008
Operating revenues, net of discounts, freight, returns and allowances
Sales of ores and metals	5,824	4,156	10,425	14,549	26,727
Aluminum products	529	468	889	1,439	2,263
Revenues from logistic services	317	281	473	797	1,297
Other products and services	223	179	335	613	780

	6,893	5,084	12,122	17,398	31,067
Taxes on revenues	(187)	(136)	(383)	(420)	(896)

Net operating revenues	6,706	4,948	11,739	16,978	30,171

Operating costs and expenses

Cost of ores and metals sold	(2,663)	(2,295)	(4,051)	(7,127)	(11,325)
Cost of aluminum products	(535)	(529)	(684)	(1,516)	(740)
Cost of logistic services	(201)	(178)	(272)	(544)	(1,738)
Other	(192)	(133)	(109)	(439)	(318)

	(3,591)	(3,135)	(5,116)	(9,626)	(14,121)
Selling, general and administrative expenses	(289)	(230)	(374)	(752)	(1,040)
Research and development expenses	(231)	(265)	(331)	(685)	(790)
Other	(302)	(342)	(383)	(961)	(535)

	(4,413)	(3,972)	(6,204)	(12,024)	(16,486)

Operating income	2,293	976	5,535	4,954	13,685

Non-operating income (expenses)
Financial income	98	93	277	316	355
Financial expenses	(430)	(293)	(457)	(1,010)	(1,366)
Gains (losses) on derivatives, net	341	873	(587)	1,232	(226)
Foreign exchange and indexation gains (losses), net	119	523	(321)	658	605
Gain on sale of assets	73	157	—	230	80

	201	1,353	(1,088)	1,426	(552)

Income before income taxes and equity results	2,494	2,329	4,447	6,380	13,133

Income taxes
Current	(696)	(1,494)	(477)	(2,667)	(2,304)
Deferred	(230)	(130)	621	(189)	584

	(926)	(1,624)	144	(2,856)	(1,720)

Equity in results of affiliates, joint ventures and other investments	155	135	290	362	669

Net income	1,723	840	4,881	3,886	12,082

Net income (loss) attributable to noncontrolling interests	46	50	60	56	231

Net income attributable to Company’s stockholders	1,677	790	4,821	3,830	11,851

Basic and diluted earmings per share attributable to Company’s stockholders
Earnings per preferred share	0.31	0.14	0.94	0.69	2.34
Earnings per common share	0.31	0.14	0.94	0.69	2.34
Earnings per prefered share linked to convertible mandatorily notes (*)	0.50	0.63	1.19	1.19	3.37
Earnings per common share linked to convertible mandatorily notes (*)	0.59	0.69	1.25	1.63	3.50

(*)	Basic earnings per share only, as dilution assumes conversion.
The accompanying notes are an integral part of this condensed consolidated financial information.

Condensed Consolidated Statements of Cash Flows
Expressed in millions of United States Dollars

	Three-month period ended (unaudited)			Nine-month period ended (unaudited)
	September 30,	June 30,	September 30,	September 30,	September 30,
	2009	2009	2008	2009	2008
Cash flows from operating activities:
Net income	1,723	840	4,881	3,886	12,082

Adjustments to reconcile net income to cash from operations:
Depreciation, depletion and amortization	721	643	713	1,923	2,239
Dividends received	—	106	126	143	397
Equity in results of affiliates, joint ventures and other investments	(155)	(135)	(290)	(362)	(669)
Deferred income taxes	230	130	(621)	189	(584)
Loss on disposal of property, plant and equipment	93	46	243	180	366
Gain on sale of investments	(73)	(157)	—	(230)	(80)
Foreign exchange and indexation losses (gains), net	(184)	(817)	1,133	(1,058)	(289)
Unrealized derivative losses (gains), net	(329)	(809)	608	(1,134)	160
Unrealized interest (income) expense, net	24	(54)	83	(27)	119
Others	59	(18)	1	25	(20)
Decrease (increase) in assets:
Accounts receivable	(373)	271	(1,481)	289	(2,081)
Inventories	441	98	(77)	658	(424)
Recoverable taxes	(272)	1,275	—	899	—
Others	(93)	(8)	5	(178)	(71)
Increase (decrease) in liabilities:
Suppliers	(108)	(227)	237	(438)	503
Payroll and related charges	128	62	97	51	26
Income taxes	522	(276)	(291)	462	(259)
Others	140	96	(35)	447	(594)

Net cash provided by operating activities	2,494	1,066	5,332	5,725	10,821

Cash flows from investing activities:
Short-term investments	(1,562)	217	(634)	(2,254)	(634)
Loans and advances receivable
Related parties
Loan proceeds	(106)	(38)	—	(167)	(34)
Repayments	—	—	15	6	40
Others	(11)	(14)	(40)	(20)	(39)
Judicial deposits	(24)	(34)	(26)	(77)	(62)
Investments	(712)	(291)	(85)	(1,141)	(109)
Additions to, property, plant and equipment	(1,645)	(2,008)	(1,553)	(5,341)	(5,283)
Proceeds from disposal of investments	171	277	—	448	134
Acquisition of subsidiaries, net of cash acquired	(802)	(300)	—	(1,952)	—

Net cash used in investing activities	(4,691)	(2,191)	(2,323)	(10,498)	(5,987)

Cash flows from financing activities:
Short-term debt, additions	508	351	65	962	1,075
Short-term debt, repayments	(459)	(342)	(65)	(875)	(1,186)
Loans
Related parties
Loan proceeds	—	—	—	—	21
Repayments	(135)	(155)	(16)	(358)	(20)
Issuances of long-term debt
Third parties	1,086	296	71	1,567	1,637
Repayments of long-term debt
Third parties	(97)	(52)	(313)	(259)	(1,065)
Treasury stock	1	—	—	(9)	—
Mandatorily convertible notes	934	—	—	934	—
Capital increase	—	—	12,190	—	12,190
Dividends and interest attributed to Company’s stockholders	—	(1,255)	—	(1,255)	(1,250)
Dividends and interest attributed to noncontrolling interest	—	—	—	—	(87)

Net cash provided by (used in) financing activities	1,838	(1,157)	11,932	707	11,315

Increase (decrease) in cash and cash equivalents	(359)	(2,282)	14,941	(4,066)	16,149
Effect of exchange rate changes on cash and cash equivalents	625	1,477	(2,469)	2,193	(2,569)
Cash and cash equivalents, beginning of period	8,192	8,997	2,154	10,331	1,046

Cash and cash equivalents, end of period	8,458	8,192	14,626	8,458	14,626

Cash paid during the period for:
Interest on short-term debt	(1)	—	(1)	(1)	(11)
Interest on long-term debt	(236)	(311)	(305)	(824)	(941)
Income tax	(130)	(85)	(726)	(358)	(2,718)

Non-cash transactions
Interest capitalized	74	50	14	189	45
The accompanying notes are an integral part of this condensed consolidated financial information.

Condensed Consolidated Statements of Changes in Stockholders’ Equity
Expressed in millions of United States Dollars
(Except number of shares and per-share amounts)

	Three-month period ended (unaudited)			Nine-month period ended (unaudited)
	September 30,	June 30,	September 30,	September 30,	September 30,
	2009	2009	2008	2009	2008
Preferred class A stock (including twelve special shares)
Beginning of the period	9,727	9,727	4,953	9,727	4,953
Capital increase	—	—	4,774	—	4,774

End of the period	9,727	9,727	9,727	9,727	9,727

Common stock
Beginning of the period	15,262	15,262	7,742	15,262	7,742
Capital increase	—	—	7,520	—	7,520

End of the period	15,262	15,262	15,262	15,262	15,262

Treasury stock
Beginning of the period	(1,151)	(1,151)	(389)	(1,141)	(389)
Sales (Acquisitions)	1	—	—	(9)	—

End of the period	(1,150)	(1,151)	(389)	(1,150)	(389)

Additional paid-in capital
Beginning of the period	393	393	498	393	498
Change in the period	—	—	(105)	—	(105)

End of the period	393	393	393	393	393

Mandatorily convertible notes — common shares
Beginning of the period	1,288	1,288	1,288	1,288	1,288
Change in the period	290	—	—	290	—

End of the period	1,578	1,288	1,288	1,578	1,288

Mandatorily convertible notes — preferred shares
Beginning of the period	581	581	581	581	581
Change in the period	644	—	—	644	—

End of the period	1,225	581	581	1,225	581

Other cumulative comprehensive (deficit) income
Cumulative translation adjustments
Beginning of the period	(6,385)	(11,597)	2,842	(11,493)	1,340
Change in the period	3,843	5,212	(6,835)	8,951	(5,333)

End of the period	(2,542)	(6,385)	(3,993)	(2,542)	(3,993)

Unrealized gain (loss) — available-for-sale securities, net of tax
Beginning of the period	49	113	111	17	211
Change in the period	(50)	(64)	(190)	(18)	(290)

End of the period	(1)	49	(79)	(1)	(79)

Surplus (deficit) accrued pension plan
Beginning of the period	75	(82)	164	(34)	75
Change in the period	271	157	(468)	380	(379)

End of the period	346	75	(304)	346	(304)

Paid-in Capital in subsidiaries
Change in the period	18	—	—	18	—

End of the period	18	—	—	18	—

Cash flow hedge
Beginning of the period	1	—	8	—	29
Change in the period	12	1	20	13	(1)

End of the period	13	1	28	13	28

Total other cumulative comprehensive (deficit) income	(2,166)	(6,260)	(4,348)	(2,166)	(4,348)

Undistributed retained earnings
Beginning of the period	21,930	18,513	17,021	18,340	15,317
Transfer from unappropriated retained earnings	2,123	3,417	(2,838)	5,713	(1,134)

End of the period	24,053	21,930	14,183	24,053	14,183

Unappropriated retained earnings
Beginning of the period	8,107	10,780	6,886	9,616	1,631
Net income attributable to Company’s stockholders	1,677	790	4,821	3,830	11,851
Interest on mandatorily convertible debt
Preferred class A stock	(16)	(15)	(8)	(39)	(31)
Common stock	(21)	(31)	(16)	(70)	(64)
Appropriation to undistributed retained earnings	(2,123)	(3,417)	2,838	(5,713)	1,134

End of the period	7,624	8,107	14,521	7,624	14,521

Total Company stockholders’ equity	56,546	49,877	51,218	56,546	51,218

Noncontrolling interests
Beginning of the period	2,477	2,085	2,492	1,892	2,180
Disposals and (acquisitions) of noncontrolling interests	69	29	58	98	58
Cumulative translation adjustments	209	313	(445)	744	(298)
Cash flow hedge	12	—	19	12	3
Net income (loss) attributable to noncontrolling interests	46	50	60	56	231
Dividends and interest attributable to noncontrolling interests	(3)	—	—	(4)	(22)
Capitalization of stockholders advances	(12)	—	27	—	59

End of the period	2,798	2,477	2,211	2,798	2,211

Total stockholders’ equity	59,344	52,354	53,429	59,344	53,429

Number of shares:
Preferred class A stock (including twelve special shares)	2,108,579,618	2,108,590,250	2,108,579,618	2,108,579,618	2,108,579,618
Common stock	3,256,724,482	3,256,724,482	3,256,724,482	3,256,724,482	3,256,724,482
Buy-backs
Beginning of the period	(152,623,603)	(152,623,603)	(86,923,052)	(151,792,203)	(86,923,184)
Acquisitions	—	—	—	(831,400)	—
Sales	43,800	—	108	43,800	240

End of the period	(152,579,803)	(152,623,603)	(86,922,944)	(152,579,803)	(86,922,944)

	5,212,724,297	5,212,691,129	5,278,381,156	5,212,724,297	5,278,381,156

The accompanying notes are an integral part of this condensed consolidated financial information.

Notes to the Condensed Consolidated Financial Information
Expressed in millions of United States Dollars, unless otherwise stated
1	The Company and its operation
Vale S.A. formerly Companhia Vale do Rio Doce, (“Vale”, the “Company” or “we”) is a limited liability company incorporated in Brazil. Operations are carried out through Vale and our subsidiary companies, joint ventures and affiliates, and mainly consist of mining, non-ferrous metal production, logistics and steel activities.
At September 30, 2009, our principal consolidated operating subsidiaries are the following:

		% voting	Head office
Subsidiary	% ownership	capital	location	Principal activity
Alumina do Norte do Brasil S.A. — Alunorte (“Alunorte”)	57.03	59.02	Brazil	Alumina
Alumínio Brasileiro S.A. — Albras (“Albras”)	51.00	51.00	Brazil	Aluminum
CADAM S.A (CADAM)	61.48	100.00	Brazil	Kaolin
CVRD Overseas Ltd.	100.00	100.00	Cayman Islands	Trading
Diamond Coal Ltd.	100.00	100.00	Colombia	Coal
Ferrovia Centro-Atlântica S. A.	100.00	100.00	Brazil	Logistics
Mineração Corumbá Reunidas S. A.	100.00	100.00	Brazil	Iron ore
Pará Pigmentos S.A. (“PPSA”)	86.17	85.57	Brazil	Kaolin
PT International Nickel Indonesia Tbk (“PT Inco”)	59.09	59.09	Indonesia	Nickel
Rio Doce Manganése Norway — RDMN	100.00	100.00	Norway	Ferroalloys
Vale Manganês S.A. (formerly Rio Doce Manganês S.A.)	100.00	100.00	Brazil	Manganese and Ferroalloys
Vale Manganèse France (formerly Rio Doce Manganèse Europe — RDME)	100.00	100.00	France	Ferroalloys
Vale Australia Pty Ltd.	100.00	100.00	Australia	Coal
Vale Inco Limited	100.00	100.00	Canada	Nickel
Vale International S.A (formerly CVRD International S.A)	100.00	100.00	Switzerland	Trading
2	Basis of consolidation
All majority-owned subsidiaries in which we have both share and management control are consolidated. All significant intercompany accounts and transactions are eliminated. Our variable interest entities in which we are the primary beneficiary are consolidated. Investments in unconsolidated affiliates and joint ventures are accounted for under the equity method (Note 10).
We evaluate the carrying value of some of our investments in relation to publicly quoted market prices when available. If the quoted market price is below book value, and such decline is considered other than temporary, we write-down our equity investments to quoted market value.
We define joint ventures as businesses in which we and a small group of other partners each participate actively in the overall entity management, based on a shareholders agreement. We define affiliates as businesses in which we participate as a noncontrolling stockholder but with significant influence over the operating and financial policies of the investee.
Our participation in hydroelectric projects are made via consortium contracts under which we have undivided interests in the assets and are liable for our proportionate share of liabilities and expenses, which are based on our proportionate share of power output. We do not have joint liability for any obligations. No separate legal or tax status is granted to consortia under Brazilian law. Accordingly, we recognize our proportionate share of costs and our undivided interest in assets relating to hydroelectric projects.
3	Basis of presentation
Our condensed consolidated interim financial information for the three-month periods ended September 30, 2009, June 30, 2009 and September 30, 2008 and for the nine-month periods ended September 30, 2009 and 2008, prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), are unaudited. However, in our opinion, such condensed consolidated financial information includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for interim periods. The results of operations for the three-month and nine-month periods ended September 30, 2009, are not necessarily indicative of the actual results expected for the full fiscal year ending December 31, 2009.

This condensed consolidated financial information should be read in conjunction with our audited consolidated financial statements as of and for the year ended December 31, 2008, prepared in accordance with U.S. GAAP.
In preparing the condensed consolidated financial information, we are required to use estimates to account for certain assets, liabilities, revenues and expenses. Our condensed consolidated financial statements therefore include various estimates concerning the selection of useful lives of property, plant and equipment, impairment, provisions necessary for contingent liabilities, fair values assigned to assets and liabilities acquired and assumed in business combinations, income tax uncertainties, employee post-retirement benefits and other similar evaluations. Actual results may vary from our estimates.
The Brazilian Real is the parent Company’s functional currency. We have selected the U.S. Dollar as our reporting currency.
All assets and liabilities have been translated into U.S. Dollars at the closing rate of exchange at each balance sheet date (or, if unavailable, the first available exchange rate). All statement of income accounts have been translated to U.S. Dollars at the average exchange rates prevailing during the respective periods. Capital accounts are recorded at historical exchange rates. Translation gains and losses are recorded in the Cumulative Translation Adjustments account (“CTA”) in stockholders’ equity.
The results of operations and financial position of our entities that have a functional currency other than the U.S. Dollar have been translated into U.S. dollars and adjustments to translate those statements into U.S. dollars are recorded in the Cumulative Translation Adjustments account (“CTA”) in stockholders’ equity.
The exchange rates used to translate the assets and liabilities of the Brazilian operations at September 30, 2009 and December 31, 2008, were R$1.7781 and R$2.3370, respectively.
The Company has performed an evaluation of subsequent events through October 28, 2009 which is the date the financial statements were issued.
4	Accounting pronouncements

(a)	New accounting standards
A new Accounting Standards Update (ASU) number 2009-15 Accounting for Own-Share Lending Arrangements in Contemplation of Convertible Debt issued by the FASB provides additional guidance related to own share-lending arrangements issued in contemplation of convertible debt. This guidance amends ASC 470-20.
A new Accounting Standards Update (ASU) number 2009-09 Accounting for investments — equity method and joint ventures and accounting for equity-based payments to non-employees. This guidance amends ASC 323 and ASC 505.
A new Accounting Standards Update (ASU) number 2009-08 Earning per share issued by the FASB provides additional guidance related to calculation of earnings per share. This guidance amends ASC 260.
A new Accounting Standards Update (ASU) number 2009-06 Income taxes issued by the FASB provides additional guidance related to payment of income taxes, tax provision for a pass-through entity and accounting for uncertainty in income taxes. This guidance amends ASC 740.
A new Accounting Standards Update (ASU) number 2009-05 Fair value measurements and disclosures issued by the FASB provides additional guidance related to address the lack of observable market information to measure the fair value of a liability. This guidance amends ASC 820. It is effective after the issuance.
A new Accounting Standards Update (ASU) number 2009-04 Accounting for redeemable equity instruments issued by the FASB provides additional guidance to distinguish liabilities and equity, per EITF Topic D-98, classification and measurement of redeemable securities, which amends ASC 480.

In June 2009, the Financial Accounting Standards Board (FASB) issued an amendment to the accounting and disclosure requirements for transfers of financial assets. This amendment requires greater transparency and additional disclosures for transfers of financial assets and the entity’s continuing involvement with them and changes the requirements for derecognizing financial assets. In addition, this amendment eliminates the concept of a qualifying special-purpose entity (QSPE). This amendment is effective for financial statements issued for fiscal years beginning after November 15, 2009. We are currently studying the effects of this pronouncement.
In June 2009, the FASB also issued an amendment to the accounting and disclosure requirements for the consolidation of variable interest entities (VIEs). The elimination of the concept of a QSPE, as discussed above, removes the exception from applying the consolidation guidance within this amendment. This amendment requires an enterprise to perform a qualitative analysis when determining whether or not it must consolidate a VIE. The amendment also requires an enterprise to continuously reassess whether it must consolidate a VIE. Additionally, the amendment requires enhanced disclosures about an enterprise’s involvement with VIEs and any significant change in risk exposure due to that involvement, as well as how its involvement with VIEs impacts the enterprise’s financial statements. Finally, an enterprise will be required to disclose significant judgments and assumptions used to determine whether or not to consolidate a VIE. This amendment is effective for financial statements issued for fiscal years beginning after November 15, 2009. We are currently assessing the potential impacts of this pronouncement.
(b)	Accounting standards recently adopted
In June 2009, the FASB issued the FASB Accounting Standards Codification (Codification). The Codification became the single source for all authoritative GAAP recognized by the FASB to be applied for financial statements issued for periods ending after September 15, 2009. The Codification does not change GAAP and does not have an affect on our financial position, results of operations or liquidity.
In June 2009, we adopted a newly issued accounting standard for accounting and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In particular, this statement sets forth (1) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; (2) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and (3) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. The standard is effective for interim or annual periods ending after June 15, 2009. The Company already adopts this statement.
In June 2009, we adopted a newly issued accounting standard for fair value of financial instruments which requires disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. This standard also requires these disclosures in summarized financial information at interim reporting periods. This standard shall be effective for interim reporting periods ending after June 15, 2009, and we have not early adopted this standard for the three-month period ended March 31, 2009. The application of this standard will expand the Company’s disclosures regarding the use of fair value in interim periods. The required information is disclosed in Note 18 (d).
In January 2009, we adopted a newly issued accounting standard regarding disclosure of derivative instruments and hedging activities. As such, entities must now provide qualitative disclosure about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gain and losses on derivative instruments and disclosures about credit-risk related contingent features in derivative agreements on a quarterly basis regarding how and why the entity uses derivatives, how derivatives and related hedged items are accounted for under the new standard and how derivatives and related hedged items affect the entity’s financial position, performance and cash flow. The required information is disclosed in Note 20.

In January 2009, we adopted a newly issued accounting standard for noncontrolling interests. This new accounting standard clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements, as showed on Note 14 and condensed consolidated statements of changes in stockholders’ equity. Noncontrolling interests that could be redeemed upon the occurrence of certain events outside the Company’s control have been classified as redeemable noncontrolling interest using the mezzanine presentation on the balance sheet between liabilities and stockholders’ equity, retroactive to all periods presented.
In January 2009, we adopted a newly issued accounting standard that applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.
5	Major acquisitions and disposals

(a)	Mineração Corumbá Reunidas S.A.
In January 2009, we entered into a purchase and sale agreement with Rio Tinto Plc to acquire iron ore (in Brazil) assets, subject to the approval of Administrative Council for Economic Defense, occurred on September 11, 2009. The acquisition was concluded on September 18, 2009.
The condensed preliminary purchase price allocation information for Mineração Corumbá Reunidas S.A. is as follows:

Preliminary
Valuation

Total disbursements (including working capital payment and others)	814
Cash acquired	(12)

Purchase price	802
Book value of assets acquired and liabilities assumed, net of cash acquired	(240)
Adjustment to fair value of inventory	(183)
Adjustment to fair value of property, plant and equipment	(463)
Adjustment to fair value of intangible assets	(14)
Deferred taxes on the above adjustments	225

Goodwill	127

(b)	Diamond Coal Ltd
In March 2009, we acquired 100% of the company Diamond Coal Ltd that owns coal assets in Colombia for US$300, from Cement Argos. Cash payment was made during the quarter ending June 30, 2009.
The primary reason for the acquisition was that the coal assets are an important part of our growth strategy. Therefore, Vale is seeking to build a coal asset platform in Colombia, as it is the world’s third largest exporter of high-quality thermal coal, given its low level of sulfur and high calorific value.
Due to the recent conclusion of the transaction, we are still in the process of identifying assets acquired and liabilities assumed.
As a result, the condensed information presented below reflects our preliminary analysis of the expected purchase price allocation:

Preliminary
Valuation

Purchase price	300
Book value of assets acquired	(112)

Adjustment to fair value of property, plant and equipment	188

The final accounting is pending conclusion of all identified assets and liabilities which is being internally carried out by us.
Such purchase price allocation will be finalized during next periods, and accordingly the preliminary information presented above is subject to revisions, which may be material.
(c)	Green Mineral Resources
In February 2009, we concluded the acquisition of Green Mineral Resources that owns Regina Project (Canada) and Colorado Project (Argentina), from Rio Tinto, for US$850.
The acquisition of potash assets is aligned with Vale’s strategy to become a large producer of fertilizers to benefit from the exposure to rising global consumption.
Also due to the recent closing of this transaction, information about the purchase price allocation presented below based on the fair values of identified assets acquired and liabilities assumed is preliminary. Such allocation, currently being performed internally by the Company, will be finalized during next periods, and accordingly, the preliminary purchase price allocation information set forth below are subject to revision, which may be material.
The condensed preliminary purchase price allocation information for Green Mineral Resources is as follows:

Preliminary
Valuation

Total disbursements	857
Cash acquired	(7)

Purchase price	850

Book value of assets acquired, net of cash acquired	(105)

Book value of liabilities assumed	8

Adjustment to fair value of property, plant and equipment	753

The final accounting is pending conclusion of all identified assets and liabilities which is being internally carried out by us.
(d)	Other transactions
In September 2009, concluded an agreement with ThyssenKrupp Steel AG signed in July, increase our stake in ThyssenKrupp CSA Siderúrgica do Atlântico Ltda. (CSA) to 26.87%, from our current 10% interest, registered as available for sale, through a capital subscripton of US$1,424. We still have to pay US$738.
In April 2009, we concluded the sale of all common shares we held in, Usiminas Siderúrgicas de Minas Gerais S.A. — Usiminas, for US$273 generating a gain of US$153.
In March 2009, we acquired 50% of the joint venture with African Rainbow Minerals Limited of Teal Minerals Incorporated for US$60.
In February 2008, we sold our interest in Jubilee Mines N.L. (held through Vale Inco), representing 4.83% of its common shares, for US$134 generating a gain of US$80.

6	Income taxes
Income taxes in Brazil comprise federal income tax and social contribution, which is an additional federal tax. The statutory composite enacted tax rate applicable in the periods presented is 34%. In other countries where we have operations, the applicable tax rates vary from 1.67% to 40%.
The amount reported as income tax expense in our consolidated financial statements is reconciled to the statutory rates as follows:

	Three-month period ended (unaudited)
	September 30, 2009			June 30, 2009			September 30, 2008
	Brazil	Foreign	Total	Brazil	Foreign	Total	Brazil	Foreign	Total
Income before income taxes, equity results and noncontrolling interests	2,894	(400)	2,494	5,302	(2,973)	2,329	334	4,113	4,447
Exchange variation (not taxable) or not deductible	—	929	929	—	3,762	3,762	—	(1,862)	(1,862)

	2,894	529	3,423	5,302	789	6,091	334	2,251	2,585

Tax at Brazilian composite rate	(984)	(180)	(1,164)	(1,803)	(268)	(2,071)	(114)	(765)	(879)
Adjustments to derive effective tax rate:
Tax benefit on interest attributed to stockholders	—	—	—	—	—	—	278	—	278
Difference on tax rates of foreign income	—	169	169	—	338	338	—	808	808
Tax incentives	6	—	6	59	—	59	14	—	14
Other non-taxable, income/non deductible expenses	(20)	83	63	85	(35)	50	57	(134)	(77)

Income taxes per consolidated statements of income	(998)	72	(926)	(1,659)	35	(1,624)	235	(91)	144

	Nine-month period ended (unaudited)
	September 30, 2009			September 30, 2008
	Brazil	Foreign	Total	Brazil	Foreign	Total
Income before income taxes, equity results and noncontrolling interests	9,605	(3,225)	6,380	4,923	8,210	13,133
Exchange variation (not taxable) or not deductible	—	4,718	4,718	—	(926)	(926)

	9,605	1,493	11,098	4,923	7,284	12,207

Tax at Brazilian composite rate	(3,266)	(508)	(3,774)	(1,674)	(2,476)	(4,150)
Adjustments to derive effective tax rate:
Tax benefit on interest attributed to stockholders	—	—	—	454	—	454
Difference on tax rates of foreign income	—	661	661	—	1,381	1,381
Tax incentives	82	—	82	101	—	101
Other non-taxable, income/non deductible expenses	83	92	175	356	138	494

Income taxes per consolidated statements of income	(3,101)	245	(2,856)	(763)	(957)	(1,720)

Vale has tax incentives related to our manganese,copper, alumina, aluminium and kaolin operations in the state of Pará, kaolin operation in the state of Amapá and potash in the state of Sergipe. Tax incentives related to manganese comprise partial exemption up to 2013. Tax incentives related to alumina and potash comprise full exemption of income tax on production levels defined up to 2009 and 2013, respectively, while the partial tax exemption of incentives related to aluminum and kaolin expires in 2013. An amount equal to the tax savings shall be recognized in a reserve account in shareholders’ equity and may not be paid as dividends.
We also have income tax incentives related to our Goro project under development in New Caledonia (“The Goro Project”). These incentives include an income tax holiday during the construction phase of the project and throughout a 15-year period commencing in the first year in which commercial production, as defined by the applicable legislation, is achieved followed by a five-year, 50 percent income tax holiday. The Goro Project also qualifies for certain exemptions from indirect taxes such as import duties during the construction phase and throughout the commercial life of the project. Certain of these tax benefits, including the income tax holiday, are subject to an earlier phase out should the project achieve a specified cumulative rate of return. We are subject to a branch profit tax commencing in the first year in which commercial production is achieved, as defined by the applicable legislation. To date, we have not recorded any taxable income for New Caledonian tax purposes. The benefits of this legislation are expected to apply with respect to taxes payable once The Goro Project is in operation.
We are subject to examination by the tax authorities for up to five years regarding our operations in Brazil, ten years for Indonesia, and five or six years for Canada, according to the cantonal, except for Newfoundland which has no limit.
Brazilian tax loss carryforwards have no expiration date though offset is restricted to 30% of annual taxable income.
On January 1, 2007, Company adopted the provisions Accounting for Uncertainty in Income Taxes.

The reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows:

	September 30,	December 31,
	2009	2008
	(unaudited)
Beginning of the period	657	1,046

Increase resulting from tax positions taken	41	103
Decrease resulting from tax positions taken	(35)	(261)
Changes in tax legislation	—	2
Cumulative translation adjustments	149	(233)

End of the period	812	657

7	Cash and cash equivalents

	September 30,	December 31,
	2009	2008
	(unaudited)
Cash	541	767
Short-term investments	7,917	9,564

	8,458	10,331

All the above mentioned short term investments are done through the use of low risk fixed income securities, in a way that: the ones denominated in Brazilian Reais are concentrated on investments indexed to CDI, and the ones denominated in US dollars are mainly time deposits.
8	Short-term investments

	September 30,	December 31,
	2009	2008
	(unaudited)

Time deposit (*)	4,562	2,308

(*)	Also represent low risk investments with original due date over three-month.
9	Inventories

	September 30,	December 31,
	2009	2008
	(unaudited)
Finished products
Nickel (co-products and by-products)	1,202	1,514
Iron ore and pellets	836	728
Manganese and ferroalloys	147	199
Aluminum products	161	150
Kaolin	40	40
Copper concentrate	18	26
Coal	52	43
Others	103	80
Spare parts and maintenance supplies	1,162	1,116

	3,721	3,896

At September 30, 2009, no adjustments were required, to reduce inventories to its market values (US$77 were adjusted in December 31, 2008).

10	Investments in affiliated companies and joint ventures

	September 30, 2009				Investments		Equity in earnings (losses) of investee adjustments					Dividends received
							Three-month period ended (unaudited)			Nine-month period ended (unaudited)		Three-month period ended (unaudited)			Nine-month period ended (unaudited)
	Participation in			Net income
	capital (%)		Net	(loss) for the	September 30,	December 31,	September 30,	June 30,	September 30,	September 30,	September 30,	September 30,	June 30,	September 30,	September 30,	September 30,
	Voting	Total	equity	period	2009	2008	2009	2009	2008	2009	2008	2009	2009	2008	2009	2008
					(unaudited)
Ferrous
Companhia Nipo-Brasileira de Pelotização — NIBRASCO (1)	51.11	51.00	290	5	147	110	(5)	3	36	2	66	—	—	—	—	—
Companhia Hispano-Brasileira de Pelotização — HISPANOBRÁS (1)	51.00	50.89	167	(17)	85	73	(1)	(5)	17	(9)	52	—	—	6	20	6
Companhia Coreano-Brasileira de Pelotização — KOBRASCO (1)	50.00	50.00	132	(16)	66	55	(23)	3	19	(9)	40	—	—	—	—	—
Companhia ¥talo-Brasileira de Pelotização — ITABRASCO (1)	51.00	50.90	166	15	85	58	5	—	18	8	20	—	—	—	—	—
Minas da Serra Geral S.A. — MSG	50.00	50.00	60	3	29	21	1	1	1	1	2	—	—	—	—	—
SAMARCO Mineração S.A. — SAMARCO (2)	50.00	50.00	1,374	482	747	412	110	90	82	241	278	—	50	112	50	250
Baovale Mineração S.A. — BAOVALE	50.00	50.00	58	—	29	26	—	(1)	—	(4)	5	—	—	—	—	—
Zhuhai YPM Pellet e Co.,Ltd. — ZHUHAI	25.00	25.00	48	1	12	13	1	2	2	—	5	—	—	—	—	—

					1,200	768	88	93	175	230	468	—	50	118	70	256

Logistics
LOG-IN Logística Intermodal S.A.	31.33	31.33	365	4	123	94	—	—	3	2	14	—	3	—	3	3
MRS Logística S.A	37.86	41.50	1,074	76	445	326	34	24	44	76	26	—	33	—	33	34

					568	420	34	24	47	78	40	—	36	—	36	37

Holdings

Steel
California Steel Industries Inc. — CSI	50.00	50.00	303	(17)	151	160	2	(1)	18	(9)	46	—	—	—	—	—
THYSSENKRUPP CSA Companhia Siderúrgica (5)	26.87	26.87	7,786	—	2,001	443	—	—	—	—	—	—	—	—	—	—
Usinas Siderúrgicas de Minas Gerais S.A. — USIMINAS (4)	—	—	—	—	—	164	—	7	8	—	18	—	7	8	7	18

					2,152	767	2	6	26	(9)	64	—	7	8	7	18

Bauxite
Mineração Rio do Norte S.A. — MRN	40.00	40.00	426	56	171	140	10	13	18	22	40	—	13	—	30	86

					171	140	10	13	18	22	40	—	13	—	30	86

Coal
Henan Longyu Resources Co. Ltd	25.00	25.00	926	222	232	176	24	13	28	56	64	—	—	—	—	—
Shandong Yankuang International Company Ltd	25.00	25.00	(12)	(56)	(3)	11	(3)	(5)	—	(14)	—	—	—	—	—	—

					229	187	21	8	28	42	64	—	—	—	—	—
Copper
Teal Minerals Incorpored (3)	50.00	50.00	177	(17)	89	—	—	(9)	—	—	—	—	—	—	—	—

					89	—	—	(9)	—	—	—	—	—	—	—	—
Nickel
Heron Resources Inc (cost $24) — available-for-sale	—	—	—	—	6	2	—	—	—	—	—	—	—	—	—	—
Mirabela Nickel Ltd (cost $25) — available-for-sale	—	—	—	—	17	8	—	—	—	—	—	—	—	—	—	—
Hudbay Minerals (cost $17) available for sale	—	—	—	—	—	9	—	—	—	—	—	—	—	—	—	—
Korea Nickel Corp	—	—	—	—	9	21	—	—	—	—	—	—	—	—	—	—
Others — avaiable-for-sale	—	—	—	—	11	13	—	—	—	—	—	—	—	—	—	—

					43	53	—	—	—	—	—	—	—	—	—	—
Other affiliates and joint ventures
Others	—	—	—	—	131	73	—	—	(4)	(1)	(7)	—	—	—	—	—

					131	73	—	—	(4)	(1)	(7)	—	—	—	—	—

					2,815	1,220	33	18	68	54	161	—	20	8	37	104

Total					4,583	2,408	155	135	290	362	669	—	106	126	143	397

(1)
Although Vale held a majority of the voting interest of investees accounted for under the equity method, existing veto rights held by noncontrolling shareholders under shareholder agreements preclude consolidation;

(2)	Investment includes goodwill of US$60 in September, 2009 and US$46 in December, 2008;

(3)	Acquired in March, 2009 (Note 5(d));

(4)	A classified as avaiable-for-sale until investment was sold in April, 2009. Equity refers to dividends received;

(5)	See Note 5(d)

11	Short-term debt
Short-term borrowings outstanding on September 30, 2009 are from commercial banks for export financing denominated in U.S. Dollars, with average annual interest rates of 0.33%.
12	Long-term debt

	Current liabilities		Long-term liabilities
	September 30,	December 31,	September 30,	December 31,
	2009	2008	2009	2008
	(unaudited)		(unaudited)
Foreign debt
Loans and financing denominated in the following currencies:
U.S. Dollars	1,498	210	4,433	5,905
Others	24	23	211	167
Fixed Rate Notes — U.S. Dollar denominated	—	—	7,499	6,510
Debt securities — export sales (*) — U.S. Dollar denominated	57	55	107	149
Perpetual notes	—	—	83	83
Accrued charges	158	217	—	—

	1,737	505	12,333	12,814

Brazilian debt
Brazilian Reais indexed to Long-Term Interest Rate — TJLP/CDI and General Price Index-Market (IGPM)	57	33	3,003	1,990
Basket of currencies	1	1	3	4
Non-convertible debentures	—	—	3,377	2,562
U.S. Dollars Denominated	—	—	394	165
Accrued charges	156	94	—	—

	214	128	6,777	4,721

Total	1,951	633	19,110	17,535

(*)	Secured by receivables from future export sales.
The long-term portion at September 30, 2009 falls due as follows:

2010	960
2011	2,646
2012	1,190
2013	3,170
2014 and thereafter	10,778
No due date (Perpetual notes and non-convertible debentures)	366

19,110

At September 30, 2009 annual interest rates on long-term debt were as follows:

Up to 3%	6,375
3.1% to 5%	1
5.1% to 7% (*)	6,895
7.1% to 9% (*)	5,584
9.1% to 11%	977
Over 11% (*)	1,143
Variable (Perpetual notes)	86

21,061

(*)
Includes non-convertible debentures and other Brazilian Real-denominated debt that bear interest at CDI (Brazilian interbank certificate of deposit) and TJLP (Brazilian government long-term interest) rates plus a spread. For these operations we have entered into derivative transactions to mitigate our exposure to the floating rate debt denominated in Brazilian Real, totaling US$6,116 of which US$3,230 has real interest rate between 7.1% and 9% the remaining amount has real interest rate above 9%. The average cost after taking into account the derivative transactions is 4.64%.

The indexation indices/ rates applied to our debt were as follows (unaudited):

	Three-month period ended
	September 30,	June 30,	September 30,
	2009	2009	2008

TJLP — Long-Term Interest Rate (effective rate)	1.6	1.6	1.5
IGP-M — General Price Index — Market	(0.4)	(0.3)	1.6
Appreciation (Devaluation) of Real against U.S. Dollar	9.8	18.6	20.0
In September, 2009, Vale issued US $1 billion of 10-year notes through its wholly-owned subsidiary Vale Overseas, fully and unconditionaly guaranteed by Vale. The notes due 2019 will bear a coupon of 5 5/8% per year, payable semi-annually, at a price of 99.232% of the principal amount. These notes will mature in September 2019 and were priced with a spread of 225 basis points over U.S. Treasuries, resulting in a yield to maturity of 5.727%.
In January 2008 we entered into a trade finance agreement with a Brazilian bank in the amount of US$1,125 with final maturity in 2018.
During 2008, we entered into agreements with Banco Nacional de Desenvolvimento Econômico e Social — BNDES, (the Brazilian National Development Bank) and with long-term Japanese financing agencies, Japan Bank for International Cooperation — JBIC and Nippon Export and Investment Insurance — NEXI related to future lines of credit to finance mining, logistics and power generation projects as part of our investment program for 2008-2012. Through September 30, 2009, Vale had drawn down US$644 of the committed credit facility with BNDES.
Additionally, we have revolving credit lines available under which amounts can be drawn down and repaid at the option of the borrower. At September 30, 2009, the total amount available under revolving credit lines was US$1,900, of which US$1,150 was granted to Vale International and the balance to Vale Inco. As of September 30, 2009, neither Vale International nor Vale Inco had drawn any amounts under these facilities.
Through September 30, 2009, Vale Inco had drawn down US$98 of letters of credit.
At September 30, 2009 the U.S. Dollar denominated fixed rate notes of US$7,499 (December 31, 2008 — US$6,510) and other debt of US$12,776 (December 31, 2008 — US$11,102) are unsecured. The export securitization of US$166 (December 31, 2008 — US$204) represents debt securities collateralized by receivables from future export sales of CVRD Overseas Ltd. Loans from international lenders of US$34 (December 31, 2008 — US$57) are guaranteed by the Brazilian Federal Government, to which we have provided like counter guarantees. The remaining long-term debt of US$586 (December 31, 2008 — US$295) is collateralized mainly by receivables.
Our principal covenants require us to maintain certain ratios, such as debt to EBITDA and interest coverage. We were in full compliance with our financial covenants as of September 30, 2009 and December 31, 2008.

13	Stockholders’ equity
Each holder of common and preferred class A stock is entitled to one vote for each share on all matters brought before stockholders’ meetings, except for the election of the Board of Directors, which is restricted to the holders of common stock. The Brazilian Government holds twelve preferred special shares which confer permanent veto rights over certain matters.
Both common and preferred stockholders are entitled to receive a mandatory minimum dividend of 25% of annual adjusted net income under Brazilian GAAP, once declared at the annual stockholders’ meeting. In the case of preferred stockholders, this dividend cannot be less than 6% of the preferred capital as stated in the statutory accounting records or, if greater, 3% of the Brazilian GAAP equity value per share. For the year ended December 31, 2008, this dividend corresponds to US$2,068, provided against stockholders’ equity.
In April 2009, we paid US$1,250 as a first installment of the dividend to stockholders. The distribution was made in the form of dividends.
In July 2008, we issued 80,079,223 common ADS, 176,847,543 common shares, 63,506,751 preferred ADS and 100,896,048 preferred shares through a Global equity offering. Our capital increased by US$11,666, upon subscription of preferred stock of US$4,146 corresponding to 164,402,799 shares and common stock of US$7,520 corresponding to 256,926,766 shares. In August, 2008, we issued an additional 24,660,419 preferred shares, representing an increase of US$628. After the closing of the operation, our capital stock increased by US$12,294 in 2008; the transaction costs of US$105 were recorded as a reduction of the additional paid-in capital account.
In July 2009, we issued US$942 Mandatorily Convertible Notes due June 15, 2012 for total proceeds of US$934, net of commissions and others expenses. The Notes bear interest at 6.75% per year payable quarterly and additional interest which will be payable based on the net amount of cash distribution paid to ADS holders. A tranche of US$293 Notes are mandatorily convertible into an aggregate maximum of 18,415,859 common shares and a tranche of US$649 Notes are mandatorily convertible into an aggregate maximum of 47,284,800 preferred class A shares. On the maturity date, the Series VALE-2012 Notes will automatically convert into ADSs, each ADS representing one common share of Vale, and the Series VALE.P-2012 Notes will automatically convert into ADSs, each ADS representing one preferred class A share of Vale. We currently hold the shares to be issued on conversion in treasury. The Notes are not repayable in cash. Holders of notes will have no voting rights. We will pay to the holders of our Series VALE-2012 Notes or VALE.P-2012 Notes additional interest in the event that Vale makes cash distributions to all holders of VALE-2012 ADSs or VALE.P-2012 ADSs, respectively. We determined, using a statistical model, that the potential variability in the number of shares to be converted is not a predominant feature of this hybrid financial instrument and thus classified it as an equity instrument within stockholders’ equity.
In June 2007, we issued US$1,880 Mandatorily Convertible Notes due June 15, 2010 for total proceeds of US$1,869, net of commissions. The Notes bear interest at 5.50% per year payable quarterly and additional interest which will be payable based on the net amount of cash distribution paid to ADS holders. A tranche of US$1,296 Notes are mandatorily convertible into an aggregate maximum of 56,582,040 common shares and a tranche of US$584 Notes are mandatorily convertible into an aggregate maximum of 30,295,456 preferred class A shares. On the maturity date, the Series RIO Notes will automatically convert into ADSs, each ADS representing one common share of Vale, and the Series RIO P Notes will automatically convert into ADSs, each ADS representing one preferred class A share of Vale. We currently hold the shares to be issued on conversion in treasury. The Notes are not repayable in cash. Holders of notes will have no voting rights. We will pay to the holders of our Series RIO Notes or RIO P Notes additional interest in the event that Vale makes cash distributions to all holders of RIO ADSs or RIO P ADSs, respectively. We determined, using a statistical model, that the potential variability in the number of shares to be converted is not a predominant feature of this hybrid financial instrument and thus classified it as an equity instrument within stockholders’ equity.

In October 2009 (subsequent period) the Board of Directors approved the payment of the second tranche of the minimum dividend, and an additional dividend, totaling US $1,500, corresponding to US $0.28775711 per common or preferred share in circulation.
On October 30, 2009 (subsequent period) we will pay additional interest to holders of the mandatorily convertible notes of series RIO and of series RIO P, equal to the U.S. dollar equivalent of R $0.857161 and R $1.017334 per notes, respectively, and to the holders of the mandatorily convertible notes of series VALE-2012 and VALE.P-2012, equal to the U.S. dollar equivalent of R $1.236080 and R $1.429662 per notes, respectively.
In April 2009, we announced that the ticker symbols of its ADR will change from Rio and Rio PR to Vale and Vale P. The new ticker symbols were effective at the starting of trading on Monday, May 4, 2009.
In April 2009 we paid to holders of the mandatorily convertible notes of series Vale (formerly RIO) and of series Vale (formerly RIO P), the U.S. Dollar equivalent of US$0.490922 and US$0.582658, respectively.
Basic and diluted earnings per share
Basic and diluted earnings per share amounts have been calculated as follows:

	Three-month period ended (unaudited)			Nine-month period ended (unaudited)
	September 30,	June 30,	September 30,	September 30,	September 30,
	2009	2009	2008	2009	2008
Net income attributable to Company’s stockholders	1,677	790	4,821	3,830	11,851

Interest attributed to preferred convertible notes	(16)	(15)	(8)	(39)	(31)
Interest attributed to common convertible notes	(21)	(31)	(16)	(70)	(64)
Net income for the period adjusted	1,640	744	4,797	3,721	11,756
Basic and diluted earnings per share

Income available to preferred stockholders	621	285	1,850	1,408	4,522
Income available to common stockholders	973	447	2,866	2,208	7,029
Income available to convertible notes linked to preferred shares	23	4	28	53	71
Income available to convertible notes linked to common shares	23	8	53	52	134
Weighted average number of shares outstanding (thousands of shares) — preferred shares	2,030,954	2,030,954	1,976,727	2,030,727	1,930,379
Weighted average number of shares outstanding (thousands of shares) — common shares	3,181,727	3,181,727	3,063,752	3,181,709	3,000,528
Treasury preferred shares linked to mandatorily convertible notes	77,580	30,295	30,295	77,580	30,295
Treasury common shares linked to mandatorily convertible notes	74,998	56,582	56,582	74,998	56,582

Total	5,365,259	5,299,558	5,127,356	5,365,014	5,017,784

Earnings per preferred share	0.31	0.14	0.94	0.69	2.34
Earnings per common share	0.31	0.14	0.94	0.69	2.34
Earnings per convertible notes linked to preferred share (*)	0.50	0.63	1.19	1.19	3.37
Earnings per convertible notes linked to common share (*)	0.59	0.69	1.25	1.63	3.50

(*)	Basic earnings per share only, as dilution assumes conversion.
Had the conversion of the convertible notes been included in the calculation of diluted earnings per share they would have generated the following dilutive effect as shown below:

	Three-month period ended (unaudited)			Nine-month period ended (unaudited)
	September 30,	June 30,	September 30,	September 30,	September 30,
	2009	2009	2008	2009	2008

Income available to preferred stockholders	660	304	1,885	1,500	4,623
Income available to common stockholders	1,017	486	2,936	2,330	7,228
Weighted average number of shares outstanding (thousands of shares) — preferred shares	2,108,534	2,061,249	2,007,022	2,108,307	1,960,674
Weighted average number of shares outstanding (thousands of shares) — common shares	3,256,725	3,238,309	3,120,334	3,256,707	3,057,110
Earnings per preferred share	0.31	0.15	0.94	0.71	2.36
Earnings per common share	0.31	0.15	0.94	0.71	2.36

14	Other cumulative comprehensive income (deficit)

	Three-month period ended (unaudited)			Nine-month period ended (unaudited)
	September 30,	June 30,	September 30,	September 30,	September 30,
	2009	2009	2008	2009	2008
Comprehensive income (deficit) is comprised as follows:
Net income attributable to Company’s stockholders	1,677	790	4,821	3,830	11,851
Cumulative translation adjustments	3,843	5,212	(6,835)	8,951	(5,333)
Unrealized gain (loss) — available-for-sale securities, net of tax	(50)	(64)	(190)	(18)	(290)
Surplus (deficit) accrued pension plan	271	157	(468)	380	(379)
Paid-in Capital in subsidiaries	18	—	—	18	—
Cash flow hedge	12	1	20	13	(1)
Noncontrolling interests:
Disposals and (acquisitions) of noncontrolling interests	69	29	58	98	58
Cumulative translation adjustments	209	313	(445)	744	(298)
Cash flow hedge	12	—	19	12	3
Net income (loss) attributable to noncontrolling interests	46	50	60	56	231
Dividends and interest attributable to noncontrolling interests	(3)	—	—	(4)	(22)
Capitalization of stockholders advances	(12)	—	27	—	59

Total comprehensive income (deficit)	6,092	6,488	(2,933)	14,080	5,879

Tax effect on other comprehensive income allocated to each component

Unrealized gain (loss) — available-for-sale securities, net of tax
Gross balance as of the period end	(4)	64	(105)	(4)	(105)
Tax (expense) benefit	3	(15)	26	3	26

Net balance as of the period end	(1)	49	(79)	(1)	(79)

Surplus accrued pension plan
Gross balance as of the period end	520	143	(415)	520	(415)
Tax (expense) benefit	(174)	(68)	111	(174)	111

Net balance as of the period end	346	75	(304)	346	(304)

15	Pension cost
We previously disclosed in our consolidated financial statements for the year ended December 31, 2008, that we expected to contribute US$338 to our defined benefit pension plan in 2009. As of September 30, 2009, total contributions of US$209 had been made. We do not expect any significant change in our previous estimate.

	Three-month period ended (unaudited)
	September 30, 2009
	Overfunded	Underfunded	Underfunded other
	pension plans	pension plans	benefits
Service cost — benefits earned during the period	3	11	4
Interest cost on projected benefit obligation	81	64	18
Expected return on assets	(112)	(47)	(1)
Amortization of initial transition obligation	4	—	—
Net deferral	—	4	(4)

Net periodic pension cost	(24)	32	17

	Three-month period ended (unaudited)
	June 30, 2009
	Overfunded	Underfunded	Underfunded other
	pension plans	pension plans	benefits
Service cost — benefits earned during the period	3	11	4
Interest cost on projected benefit obligation	71	60	20
Expected return on assets	(98)	(49)	—
Amortization of initial transition obligation	3	—	—
Net deferral	—	1	(6)

Net periodic pension cost	(21)	23	18

	Three-month period ended (unaudited)
	September 30, 2008
	Overfunded	Underfunded	Underfunded other
	pension plans	pension plans	benefits
Service cost — benefits earned during the period	3	15	6
Interest cost on projected benefit obligation	87	66	21
Expected return on assets	(145)	(63)	—
Amortization of initial transition obligation	4	2	(2)
Net deferral	(2)	—	—

Net periodic pension cost	(53)	20	25

	Nine-month period ended (unaudited)
	September 30, 2009			September 30, 2008
	Overfunded	Underfunded	Underfunded	Overfunded	Underfunded	Underfunded
	pension plans	pension plans	other benefits	pension plans	pension plans	other benefits
Service cost — benefits earned during the period	7	31	12	8	47	20
Interest cost on projected benefit obligation	196	179	56	223	195	64
Expected return on assets	(270)	(141)	(1)	(372)	(196)	—
Amortization of initial transition obligation	9	1	—	11	2	(6)
Net deferral	—	15	(17)	(4)	—	—

Net periodic pension cost	(58)	85	50	(134)	48	78

16	Long-term incentive compensation plan
In 2008, the Board of Directors approved a long-term incentive compensation plan, which was implemented in April 2008, over a three-year cycle (2008 to 2010).

Under the terms of the plan, the participants, restricted to certain executives, may elect to allocate part of their annual bonus to the plan. The allocation is applied to purchase preferred shares of Vale, through a predefined financial institution, at market conditions and with no benefit provided by Vale.

The shares purchased by each executive are unrestricted and may, at the participant’s discretion, be sold at any time. However, the shares must be held for a three-year period and the executive must be continually employed by Vale during that period. The participant then becomes entitled to receive from Vale a cash payment equivalent to the total amount of shares held, based on the their market rates. The total shares linked to the plan at September 30, 2009 and December 31, 2008, is 1,809,117 and 711,005, respectively.

Additionally, as long term incentive certain eligible executives have the opportunity to receive at the end of the triennial cycle a certain number of shares at market rates, based on an evaluation of their career and performance factors measured as an indicator of total return to stockholders.

We account for the compensation cost provided to our executives under this long-term incentive compensation plan, following the requirements Accounting for Stock-Based Compensation. Liabilities are measured at each reporting date at fair value, based on market rates. Compensation costs incurred are recognized, over the defined three-year vesting period. At September 30, 2009 and December 31, 2008, we recognized a liability of US$40 and US$7, respectively, through the Statement of Income.

17	Commitments and contingencies
(a)
In connection with a tax-advantaged lease financing arrangement sponsored by the French Government, we provided certain guarantees on behalf of Vale Inco New Caledônia (VINC) pursuant to which we guaranteed payments due from VINC of up to a maximum amount of US$100 (“Maximum Amount”) in connection with an indemnity. We also provided an additional guarantee covering the payments due from VINC of (a) amounts exceeding the Maximum Amount in connection with the indemnity and (b) certain other amounts payable by VINC under a lease agreement covering certain assets. As at September 30, 2009, such guarantees totaled US$159 including the US$100.

During the second quarter two new bank guarantees totaling €43 were established by we on behalf of VINC in favour of the South Province of New Caledonia in order to guarantee the performance of VINC with respect to certain environmental obligations in relation to the metallurgical plant and the Kwe West residue storage facility.

Sumic Nickel Netherlands B.V., a 21% shareholder of VINC, has a put option to sell to we 25%, 50%, or 100% of the shares they own of VINC. The put option can be exercised if the defined cost of the initial nickel-cobalt development project exceeds US$4,200 at project rates and an agreement cannot be reached on how to proceed with the project.

We provided a guarantee covering certain termination payments due from VINC to the supplier under an electricity supply agreement (“ESA”) entered into in October 2004 for the VINC project. The amount of the termination payments guaranteed depends upon a number of factors, including whether any termination of the ESA is a result of a default by VINC and the date on which an early termination of the ESA were to occur. If VINC defaults under the ESA prior to the anticipated start date for supply of electricity to the project, the termination payment, which currently is at its maximum, would be €145. Once the supply of electricity under the ESA to the project begins, the guaranteed amounts will decrease over the life of the ESA.

In February 2009, we and our subsidiary, Vale Inco Newfoundland and Labrador Limited (“VINL”), entered into a fourth amendment to the Voisey’s Bay Development agreement with the Government of Newfoundland and Labrador, Canada, that permitted VINL to ship up to 55,000 metric tonnes of nickel concentrate from the Voisey’s Bay area mines. As part of the agreement, VINL agreed to provide the Government of Newfoundland and Labrador financial assurance in the form of letters of credit each in the amount of Canadian CAD$16 for each shipment of nickel concentrate shipped out of the province from January 1, 2009 to August 31, 2009. The maximum amount of this financial assurance is Canadian CAD$112 based on seven shipments of nickel concentrate. As at September 30, 2009, all seven of the letters of credit had been issued totalling CAD$112.

(b)
We and our subsidiaries are defendants in numerous legal actions in the normal course of business. Based on the advice of our legal counsel, management believes that the amounts recognized are sufficient to cover probable losses in connection with such actions.

The provision for contingencies and the related judicial deposits are composed as follows:

	September 30, 2009 (unaudited)		December 31, 2008
	Provision for	Judicial	Provision for	Judicial
	contingencies	deposits	contingencies	deposits
Labor and social security claims	612	576	458	378
Civil claims	495	300	386	242
Tax — related actions	938	610	828	518
Others	24	4	13	3

	2,069	1,490	1,685	1,141

Labor and social security — related actions principally comprise claims by Brazilian employees and former employees for (i) payment of time spent traveling from their residences to the work-place, (ii) additional health and safety related payments and (iii) various other matters, often in connection with disputes about the amount of indemnities paid upon dismissal and the one-third extra holiday pay.

Civil — actions principally related to claims made against us by contractors in Brazil in connection with losses alleged to have been incurred by them as a result of various past Government economic plans during which full inflation indexation of contracts was not permitted, as well, as for accidents and land appropriations disputes.

Tax — tax-related actions principally comprise challenges initiated by us, on certain taxes on revenues and value added taxes and uncertain tax positions. We continue to vigorously pursue our interests in all the above actions but recognize that we probably will incur some losses in the final instance, for which we have made provisions.

Judicial deposits are made by us following the court requirements, in order to be entitled to either initiate or continue a legal action. These amounts are released to us, upon receipt of a final favorable outcome from the legal action; in the case of an unfavorable outcome, the deposits are transferred to the prevailing party.

Contingencies settled during the three-month periods ended September 30, 2009, June 30, 2009 and September 30, 2008 totaled US$22, US$39, US$141, respectively. Provisions recognized in the three-month periods ended September 30, 2009, June 30, 2009 and September 30, 2008, totaled US$116, US$73, US$113, respectively, classified as other operating expenses.

In addition to the contingencies for which we have made provisions we are defendants in claims where in our opinion, and based on the advice of our legal counsel, the likelihood of loss is possible but not probable, in the total amount of US$3,643 at September 30, 2009, and for which no provision has been made (December 31, 2008 — US$2,476).

(c)
At the time of our privatization in 1997, we issued shareholder revenue interest instruments known in Brazil as “debentures participativas” (debentures) to our then-existing shareholders, including the Brazilian Government. The terms of the debentures, were set to ensure that our pre-privatization shareholders, including the Brazilian Government, would participate alongside us in potential future financial benefits that we could be able to derive from exploiting our mineral resources.

In September and April 2009 we paid remuneration on these debentures of US$4 and US$3, respectively. During the period we paid a total of US$7.
(d)	Asset retirement obligations
We use various judgments and assumptions when measuring our asset retirement obligations.
Changes in circumstances, law or technology may affect our estimates and we periodically review the amounts accrued and adjust them as necessary. Our accruals do not reflect unasserted claims because we are currently not aware of any such issues. Also the amounts provided are not reduced by any potential recoveries under cost sharing, insurance or indemnification arrangements because such recoveries are considered uncertain.

The changes in the provisions for asset retirement obligations are as follows:

	Three-month period ended (unaudited)			Nine-month period ended (unaudited)
	September 30,	June 30,	September 30,	September 30,	September 30,
	2009	2009	2008	2009	2008

Beginning of period	999	877	1,101	887	975
Accretion expense	23	15	45	44	114
Liabilities settled in the current period	(7)	(15)	(1)	(25)	(6)
Revisions in estimated cash flows	—	—	—	(9)	(2)
Cumulative translation adjustment	87	122	(145)	205	(81)

End of period	1,102	999	1,000	1,102	1,000

Current liabilities	27	31	61	27	61
Long-term liabilities	1,075	968	939	1,075	939

Total	1,102	999	1,000	1,102	1,000

18	Fair value disclosure of financial assets and liabilities
In September 2006, the Financial Accounting Standards Board, issued a standard for fair value measurements, which changes the current practice used to measure the fair value, establishing a framework for measuring according to the generally accepted accounting principles, and expands disclosures about fair value measurements.
This standard does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information.
On January 1, 2009, we adopted a newly issued accounting standard permitting the choice of measuring financial instruments and other certain items at fair value. As of September 30, 2009, the Company has not made any fair value elections with respect to that statement.
(a)	Measurements
The standard defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. In determining fair value, the Company uses various methods including market, income and cost approaches. Based on these approaches, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and or the risks inherent in the inputs to the valuation technique.
These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Company utilizes techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Under this standard, those inputs used to measure the fair value are required to be classified on three levels. Based on the characteristics of the inputs used in valuation techniques the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed as follows:
Level 1 — Unadjusted quoted prices in an active, liquid and visible market for identical assets or liabilities that are accessible at the measurement date;
Level 2 — Quoted prices for identical or similar assets or liabilities in active markets, inputs other than quoted prices that are observable, either directly or indirectly, for the term of the asset or liability;
Level 3 — Assets and liabilities, whose quoted prices do not exist, or those prices or valuation techniques are supported by little or no market activity, unobservable or illiquid. At this point fair market valuation becomes highly subjective.

(b)	Measurements on a recurring basis
The description of the valuation methodologies used for recurring assets and liabilities measured at fair value in the Company’s Consolidated Balance Sheet at September 30, 2009 and December 31, 2008 are summarized below:
•	Available-for-sale securities
They are securities neither classified as held-for-trading nor held-to-maturity for strategic reasons and have a readily available market price. We evaluate the carrying value of some of our investments in relation to publicly quoted market prices when available. When there is no market value, we use inputs other than quoted prices.
•	Derivatives
The market approach is used for the swaps to estimate the fair value discounting their cash flows using the interest rate of the currency they are denominated. Also for the commodities contracts, since the fair value is computed by using forward curves for each commodities.
•	Other Financial Liabilities
Comprise shareholder’s debentures, which have their fair value measured by the market approach method, and their reference price is available on the secondary market.
The tables below present the balances of assets and liabilities measured at fair value on a recurring basis as follows:

	As of September 30, 2009
	Carrying amount	Fair value	Level 1	Level 2
Available-for-sale securities	34	34	34	—
Unrealized losses on derivatives	610	610	—	610
Other financial liabilities	(574)	(574)	—	(574)

	As of December 31, 2008
	Carrying amount	Fair value	Level 1	Level 2
Available-for-sale securities	639	639	196	443
Unrealized losses on derivatives	(539)	(539)	—	(539)
Other financial liabilities	(380)	(380)	—	(380)
(c)	Measurements on a non-recurring basis
The company also has assets under certain conditions are subject to measurement at fair value on a non-recurring basis. These assets include goodwill and intangible assets. As of September 30, 2009 we have no impairment for those items.

(d)	Financial Instruments
In December of 1991, a standard was issued regarding Disclosures about Fair Value Measurements, requires quantitative and qualitative disclosures which comprise the valuation techniques, methods, changes in methods and significant assumptions used to estimate the fair value of financial instruments for which is practicable to estimate that value.
•	Long-term debt
The valuation method used to estimate the fair value of our debt is the market approach for the contracts that are quoted in the secondary market, such as bonds and debentures. The fair value of both fixed and floating rate debt is determined by discounting future cash flows of Libor and Vale’s bonds curves (income approach).
•	Time deposits
The method used is the income approach, through the prices available on the active market. The fair value is close to the carrying amount due to the short-term maturities of the instruments.
Our long-term debt is reported at amortized cost, and the income of time deposits is accrued monthly according to the contract rate, however its estimated fair value measurement is disclosed as follows:

	As of September 30, 2009
	Carrying amount	Fair value	Level 1	Level 2
Time deposits	4,562	4,558	—	4,558
Long-term debt (less interests) (*)	(20,747)	(20,574)	(10,865)	(9,709)

(*)	Less accrued charges US$314

	As of December 31, 2008
	Carrying amount	Fair value	Level 1	Level 2
Time deposits	2,308	2,308	—	2,308
Long-term debt (less interests) (*)	(17,857)	(16,635)	(7,833)	(8,802)

(*)	Less accrued charges US$311

19	Segment and geographical information
We adopt the standard Disclosures about Segments of an Enterprise and Related Information with respect to the information we present about our operating segments. The standard introduced a “management approach” concept for reporting segment information, whereby such information is required to be reported on the basis that the chief decision-maker uses internally for evaluating segment performance and deciding how to allocate resources to segments. We analyze our segment information on aggregated and disaggregated basis as follows:
Results by segment — before eliminations (aggregated)

	Three-month period ended (unaudited)
	September 30, 2009							June 30, 2009							September 30, 2008
		(*) Non							(*) Non							(*) Non
	Ferrous	ferrous	Aluminum	Logistics	Others	Eliminations	Consolidated	Ferrous	ferrous	Aluminum	Logistics	Others	Eliminations	Consolidated	Ferrous	ferrous	Aluminum	Logistics	Others	Eliminations	Consolidated
RESULTS
Gross revenues — Foreign	6,531	1,478	733	19	121	(3,057)	5,825	5,096	1,424	664	11	115	(3,028)	4,282	11,577	2,536	1,122	14	203	(5,615)	9,837
Gross revenues — Domestic	572	173	158	317	74	(226)	1,068	344	146	141	278	45	(152)	802	1,601	133	261	491	66	(267)	2,285
Cost and expenses	(4,480)	(1,163)	(871)	(218)	(199)	3,283	(3,648)	(4,065)	(1,130)	(844)	(201)	(140)	3,180	(3,200)	(8,202)	(1,567)	(1,143)	(328)	(185)	5,882	(5,543)
Research and development	(37)	(52)	—	(13)	(129)	—	(231)	(51)	(67)	—	(11)	(136)	—	(265)	(92)	(122)	—	(31)	(86)	—	(331)
Depreciation, depletion and amortization	(321)	(293)	(61)	(33)	(13)	—	(721)	(264)	(279)	(59)	(29)	(12)	—	(643)	(270)	(353)	(47)	(34)	(9)	—	(713)

Operating income	2,265	143	(41)	72	(146)	—	2,293	1,060	94	(98)	48	(128)	—	976	4,614	627	193	112	(11)	—	5,535
Financial income	579	187	2	6	—	(676)	98	601	167	1	1	3	(680)	93	923	201	12	3	—	(862)	277
Financial expenses	(757)	(323)	(9)	(7)	(10)	676	(430)	(643)	(314)	(8)	6	(14)	680	(293)	(954)	(360)	(11)	(1)	7	862	(457)
Gains (losses) on derivatives, net	363	(22)	—	—	—	—	341	939	(66)	—	—	—	—	873	(639)	16	36	—	—	—	(587)
Foreign exchange and indexation gains (losses), net	(43)	44	114	(2)	6	—	119	208	43	210	(9)	71	—	523	(102)	4	(185)	(41)	3	—	(321)
Gain on sale of assets	—	12	—	—	61	—	73	157	—	—	—	—	—	157	—	—	—	—	—	—	—
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	88	—	10	33	24	—	155	90	—	13	23	9	—	135	175	—	18	47	50	—	290
Income taxes	(955)	59	(38)	—	8	—	(926)	(1,615)	55	(49)	(10)	(5)	—	(1,624)	190	(74)	9	19	—	—	144
Net income (loss) attributable to noncontrolling interests	16	(16)	(33)	—	(13)	—	(46)	12	(13)	(43)	—	(6)	—	(50)	(14)	(38)	(20)	—	12	—	(60)

Net income attributable to Company’s stockholders	1,556	84	5	102	(70)	—	1,677	809	(34)	26	59	(70)	—	790	4,193	376	52	139	61	—	4,821

Sales classified by geographic destination:
Foreign market
America, except United States	209	93	250	—	—	(207)	345	65	194	237	—	5	(149)	352	601	216	322	—	—	(432)	707
United States	5	217	32	—	11	(12)	253	13	166	32	—	11	(24)	198	313	406	93	—	—	(155)	657
Europe	1,882	530	296	—	2	(1,488)	1,222	1,369	321	258	—	8	(1,291)	665	3,714	735	478	12	8	(1,933)	3,014
Middle East/Africa/Oceania	189	3	35	—	2	(109)	120	201	6	47	—	14	(153)	115	605	56	58	—	61	(303)	477
Japan	597	186	97	—	52	(258)	674	344	89	77	—	30	(162)	378	1,304	323	158	—	98	(573)	1,310
China	3,085	179	23	19	29	(761)	2,574	2,734	254	13	11	15	(1,009)	2,018	3,926	223	13	2	4	(1,686)	2,482
Asia, other than Japan and China	564	270	—	—	25	(222)	637	370	394	—	—	32	(240)	556	1,114	577	—	—	32	(533)	1,190

	6,531	1,478	733	19	121	(3,057)	5,825	5,096	1,424	664	11	115	(3,028)	4,282	11,577	2,536	1,122	14	203	(5,615)	9,837
Domestic market	572	173	158	317	74	(226)	1,068	344	146	141	278	45	(152)	802	1,601	133	261	491	66	(267)	2,285

	7,103	1,651	891	336	195	(3,283)	6,893	5,440	1,570	805	289	160	(3,180)	5,084	13,178	2,669	1,383	505	269	(5,882)	12,122

(*)	Other than Aluminum.

Operating segment — after eliminations (disaggregated)

	As of and for the three-month period ended (unaudited)
	September 30, 2009
										Property,	Addition to
										plant and	property,
										equipment,	plant and
								Depreciation,		net and	equipment
	Revenues			Value		Cost and		depletion and	Operating	intangible	and
	Foreign	Domestic	Total	added tax	Net revenues	expenses	Net	amortization	income	assets	intangible	Investments
Ferrous
Iron ore	3,499	322	3,821	(43)	3,778	(1,280)	2,498	(285)	2,213	20,563	623	70
Pellets	335	82	417	(34)	383	(316)	67	(27)	40	947	—	1,130
Manganese	16	7	23	—	23	(22)	1	(3)	(2)	23	1	—
Ferroalloys	46	55	101	(14)	87	(67)	20	(5)	15	257	21	—
Pig iron	8	—	8	—	8	(8)	—	—	—	144	—	—

	3,904	466	4,370	(91)	4,279	(1,693)	2,586	(320)	2,266	21,934	645	1,200

Non ferrous
Nickel and other products (*)	1,100	3	1,103	—	1,103	(799)	304	(256)	48	23,805	367	43
Potash	—	118	118	(4)	114	(52)	62	(9)	53	159	—	—
Kaolin	36	8	44	(2)	42	(35)	7	(9)	(2)	197	24	—
Copper concentrate	153	45	198	(13)	185	(122)	63	(20)	43	4,013	92	—
Aluminum products	482	47	529	(11)	518	(498)	20	(61)	(41)	4,655	17	171

	1,771	221	1,992	(30)	1,962	(1,506)	456	(355)	101	32,829	500	214

Logistics
Railroads	—	239	239	(36)	203	(123)	80	(25)	55	1,923	29	445
Ports	—	78	78	(11)	67	(42)	25	(8)	17	1,441	—	—
Ships	—	—	—	—	—	—	—	—	—	807	171	123

	—	317	317	(47)	270	(165)	105	(33)	72	4,171	200	568
Others	150	64	214	(19)	195	(328)	(133)	(13)	(146)	6,598	300	2,601

	5,825	1,068	6,893	(187)	6,706	(3,692)	3,014	(721)	2,293	65,532	1,645	4,583

(*)	Includes nickel co-products and by-products (copper, precious metals, cobalt and others).

Operating segment — after eliminations (disaggregated)

	As of and for the three-month period ended (unaudited)
	June 30, 2009
										Property,	Addition to
										plant and	property,
										equipment,	plant and
								Depreciation,		net and	equipment
	Revenues			Value		Cost and		depletion and	Operating	intangible	and
	Foreign	Domestic	Total	added tax	Net revenues	expenses	Net	amortization	income	assets	intangible	Investments
Ferrous
Iron ore	2,261	161	2,422	(30)	2,392	(1,014)	1,378	(243)	1,135	18,466	597	62
Pellets	112	67	179	(21)	158	(213)	(55)	(19)	(74)	645	57	940
Manganese	39	4	43	(1)	42	(23)	19	(2)	17	21	1	—
Ferroalloys	38	32	70	(8)	62	(82)	(20)	(2)	(22)	231	17	—
Pig iron	—	—	—	—	—	—	—	—	—	144	32	—

	2,450	264	2,714	(60)	2,654	(1,332)	1,322	(266)	1,056	19,507	704	1,002

Non ferrous
Nickel and other products (*)	1,106	3	1,109	—	1,109	(884)	225	(243)	(18)	22,504	279	88
Potash	—	121	121	(2)	119	(37)	82	(7)	75	159	—	—
Kaolin	32	10	42	(2)	40	(36)	4	(13)	(9)	188	27	—
Copper concentrate	161	9	170	—	170	(105)	65	(17)	48	3,831	185	—
Aluminum products	414	54	468	(9)	459	(494)	(35)	(58)	(93)	4,356	58	146

	1,713	197	1,910	(13)	1,897	(1,556)	341	(338)	3	31,038	549	234

Logistics
Railroads	—	224	224	(38)	186	(136)	50	(22)	28	1,733	20	372
Ports	—	57	57	(8)	49	(36)	13	(5)	8	1,441	69	—
Ships	—	—	—	—	—	—	—	—	—	638	267	112

	—	281	281	(46)	235	(172)	63	(27)	36	3,812	356	484
Others	119	60	179	(17)	162	(269)	(107)	(12)	(119)	4,939	399	1,248

	4,282	802	5,084	(136)	4,948	(3,329)	1,619	(643)	976	59,296	2,008	2,968

(*)	Includes nickel co-products and by-products (copper, precious metals, cobalt and others).

Operating segment — after eliminations (disaggregated)

	As of and for the three-month period ended (unaudited)
	September 30, 2008
										Property,	Addition to
										plant and	property,
										equipment,	plant and
								Depreciation,		net and	equipment
	Revenues			Value		Cost and		depletion and	Operating	intangible	and
	Foreign	Domestic	Total	added tax	Net revenues	expenses	Net	amortization	income	assets	intangible	Investments
Ferrous
Iron ore	5,149	1,026	6,175	(142)	6,033	(2,075)	3,958	(239)	3,719	16,139	708	56
Pellets	1,095	317	1,412	(75)	1,337	(746)	591	(25)	566	1,273	(2)	848
Manganese	101	18	119	(6)	113	(20)	93	(1)	92	79	1	—
Ferroalloys	212	152	364	(39)	325	(141)	184	(4)	180	137	11	—
Pig iron	60	—	60	—	60	(21)	39	—	39	176	5	—

	6,617	1,513	8,130	(262)	7,868	(3,003)	4,865	(269)	4,596	17,804	723	904

Non ferrous
Nickel and other products (*)	1,933	12	1,945	—	1,945	(1,107)	838	(314)	524	23,355	555	93
Potash	—	103	103	(5)	98	(36)	62	(5)	57	130	2	—
Kaolin	46	11	57	(2)	55	(56)	(1)	(11)	(12)	232	(5)	—
Copper concentrate	244	6	250	(1)	249	(153)	96	(22)	74	1,838	73	—
Aluminum products	767	122	889	(25)	864	(675)	189	(49)	140	4,391	24	126

	2,990	254	3,244	(33)	3,211	(2,027)	1,184	(401)	783	29,946	649	219

Logistics
Railroads	—	386	386	(64)	322	(207)	115	(26)	89	1,696	75	289
Ports	—	87	87	(14)	73	(65)	8	(9)	(1)	1,637	44	—
Ships	—	—	—	—	—	—	—	—	—	33	1	109

	—	473	473	(78)	395	(272)	123	(35)	88	3,366	120	398
Others	230	45	275	(10)	265	(189)	76	(8)	68	3,346	61	1,152

	9,837	2,285	12,122	(383)	11,739	(5,491)	6,248	(713)	5,535	54,462	1,553	2,673

(*)	Includes nickel co-products and by-products (copper, precious metals, cobalt and others).

Results by segment — before eliminations (aggregated)

	Nine-month period ended (unaudited)
	September 30, 2009							September 30, 2008
		(*) Non							(*) Non
	Ferrous	ferrous	Aluminum	Logistics	Others	Eliminations	Consolidated	Ferrous	ferrous	Aluminum	Logistics	Others	Eliminations	Consolidated
RESULTS
Gross revenues — Foreign	17,615	3,953	1,996	35	390	(9,072)	14,917	25,829	8,336	2,915	45	376	(11,994)	25,507
Gross revenues — Domestic	1,168	426	428	796	177	(514)	2,481	3,657	420	671	1,337	181	(706)	5,560
Cost and expenses	(12,593)	(3,321)	(2,435)	(596)	(477)	9,586	(9,836)	(18,379)	(4,323)	(3,019)	(880)	(452)	12,700	(14,353)
Research and development	(130)	(187)	—	(40)	(328)	—	(685)	(231)	(268)	—	(84)	(207)	—	(790)
Depreciation, depletion and amortization	(782)	(852)	(169)	(86)	(34)	—	(1,923)	(850)	(1,134)	(133)	(102)	(20)	—	(2,239)

Operating income	5,278	19	(180)	109	(272)	—	4,954	10,026	3,031	434	316	(122)	—	13,685
Financial income	1,840	517	6	8	4	(2,059)	316	2,165	614	20	7	—	(2,451)	355
Financial expenses	(2,064)	(935)	(31)	(7)	(32)	2,059	(1,010)	(2,654)	(1,122)	(41)	(5)	5	2,451	(1,366)
Gains (losses) on derivatives, net	1,336	(104)	—	—	—	—	1,232	(84)	(56)	(86)	—	—	—	(226)
Foreign exchange and indexation gains (losses), net	194	71	334	(12)	71	—	658	732	(15)	(69)	(44)	1	—	605
Gain on sale of assets	157	12	—	—	61	—	230	—	80	—	—	—	—	80
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	232	—	22	77	31	—	362	463	—	40	40	126	—	669
Income taxes	(3,036)	268	(68)	(14)	(6)	—	(2,856)	(838)	(829)	(83)	19	11	—	(1,720)
Net income (loss) attributable to noncontrolling interests.	38	(11)	(61)	—	(22)	—	(56)	(2)	(145)	(85)	—	1	—	(231)

Net income attributable to Company’s stockholders	3,975	(163)	22	161	(165)	—	3,830	9,808	1,558	130	333	22	—	11,851

Sales classified by geographic destination:
Foreign market
America, except United States	318	407	646	—	14	(440)	945	1,470	935	816	1	—	(930)	2,292
United States	29	565	101	—	30	(54)	671	604	1,530	304	1	—	(322)	2,117
Europe	4,420	1,097	833	—	14	(3,663)	2,701	8,500	2,134	1,181	28	9	(4,294)	7,558
Middle East/Africa/Oceania	671	47	116	—	16	(491)	359	1,361	205	124	—	100	(648)	1,142
Japan	1,452	348	251	—	163	(678)	1,536	2,907	1,063	458	1	171	(1,215)	3,385
China	9,302	619	49	35	48	(3,038)	7,015	8,503	737	23	13	4	(3,529)	5,751
Asia, other than Japan and China	1,423	870	—	—	105	(708)	1,690	2,484	1,732	9	1	92	(1,056)	3,262

	17,615	3,953	1,996	35	390	(9,072)	14,917	25,829	8,336	2,915	45	376	(11,994)	25,507
Domestic market	1,168	426	428	796	177	(514)	2,481	3,657	420	671	1,337	181	(706)	5,560

	18,783	4,379	2,424	831	567	(9,586)	17,398	29,486	8,756	3,586	1,382	557	(12,700)	31,067

Operating segment — after eliminations (disaggregated)

	Nine-month period ended (unaudited)
	September 30, 2009
										Property,	Addition to
										plant and	property,
										equipment,	plant and
								Depreciation,		net and	equipment
	Revenues			Value		Cost and		depletion and	Operating	intangible	and
	Foreign	Domestic	Total	added tax	Net revenues	expenses	Net	amortization	income	assets	intangible	Investments
Ferrous
Iron ore	8,724	648	9,372	(105)	9,267	(3,292)	5,975	(709)	5,266	20,563	1,956	70
Pellets	688	181	869	(63)	806	(748)	58	(56)	2	947	84	1,130
Manganese	68	13	81	(1)	80	(63)	17	(7)	10	23	3	—
Ferroalloys	135	114	249	(29)	220	(209)	11	(9)	2	257	56	—
Pig iron	19	—	19	—	19	(21)	(2)	—	(2)	144	48	—

	9,634	956	10,590	(198)	10,392	(4,333)	6,059	(781)	5,278	21,934	2,147	1,200

Non ferrous
Nickel and other products (*)	3,066	9	3,075	—	3,075	(2,516)	559	(752)	(193)	23,805	1,071	43
Potash	—	304	304	(9)	295	(117)	178	(19)	159	159	—	—
Kaolin	98	27	125	(6)	119	(105)	14	(28)	(14)	197	51	—
Copper concentrate	393	82	475	(18)	457	(333)	124	(54)	70	4,013	466	—
Aluminum products	1,304	135	1,439	(28)	1,411	(1,418)	(7)	(169)	(176)	4,655	116	171

	4,861	557	5,418	(61)	5,357	(4,489)	868	(1,022)	(154)	32,829	1,704	214

Logistics
Railroads	—	620	620	(96)	524	(384)	140	(68)	72	1,923	70	445
Ports	—	177	177	(25)	152	(112)	40	(18)	22	1,441	106	—
Ships	—	—	—	—	—	—	—	—	—	807	438	123

	—	797	797	(121)	676	(496)	180	(86)	94	4,171	614	568
Others	422	171	593	(40)	553	(783)	(230)	(34)	(264)	6,598	876	2,601

	14,917	2,481	17,398	(420)	16,978	(10,101)	6,877	(1,923)	4,954	65,532	5,341	4,583

(*)	Includes nickel co-products and by-products (copper, precious metals, cobalt and others).

Operating segment — after eliminations (disaggregated)

	Nine-month period ended (unaudited)
	September 30, 2008
										Property,	Addition to
										plant and	property,
										equipment,	plant and
								Depreciation,		net and	equipment
	Revenues			Value		Cost and		depletion and	Operating	intangible	and
	Foreign	Domestic	Total	added tax	Net revenues	expenses	Net	amortization	income	assets	intangible	Investments
Ferrous
Iron ore	11,997	2,242	14,239	(300)	13,939	(5,050)	8,889	(729)	8,160	16,139	2,285	56
Pellets	2,567	706	3,273	(164)	3,109	(1,872)	1,237	(93)	1,144	1,273	51	848
Manganese	202	40	242	(11)	231	(60)	171	(5)	166	79	2	—
Ferroalloys	612	424	1,036	(107)	929	(388)	541	(19)	522	137	14	—
Pig iron	146	—	146	—	146	(67)	79	(3)	76	176	6	—

	15,524	3,412	18,936	(582)	18,354	(7,437)	10,917	(849)	10,068	17,804	2,358	904

Non ferrous
Nickel and other products (*)	6,674	37	6,711	—	6,711	(3,127)	3,584	(1,028)	2,556	23,355	1,580	93
Potash	—	272	272	(14)	258	(105)	153	(18)	135	130	8	—
Kaolin	132	32	164	(7)	157	(173)	(16)	(27)	(43)	232	4	—
Copper concentrate	714	76	790	(16)	774	(398)	376	(60)	316	1,838	194	—
Aluminum products	1,968	295	2,263	(63)	2,200	(1,745)	455	(134)	321	4,391	325	126

	9,488	712	10,200	(100)	10,100	(5,548)	4,552	(1,267)	3,285	29,946	2,111	219

Logistics
Railroads	—	1,063	1,063	(165)	898	(597)	301	(81)	220	1,696	111	289
Ports	11	223	234	(29)	205	(157)	48	(22)	26	1,637	129	—
Ships	—	—	—	—	—	—	—	—	—	33	1	109

	11	1,286	1,297	(194)	1,103	(754)	349	(103)	246	3,366	241	398
Others	484	150	634	(20)	614	(508)	106	(20)	86	3,346	573	1,152

	25,507	5,560	31,067	(896)	30,171	(14,247)	15,924	(2,239)	13,685	54,462	5,283	2,673

(*)	Includes nickel co-products and by-products (copper, precious metals, cobalt and others).

20	Derivative financial instruments
Risk management policy
Vale risk management strategy encompasses an enterprise risk management approach where we evaluate not only market risk impacts on the business, but also the impacts arising from credit and operating risks.
An enterprise wide risk management approach is considered by us to be mandatory for Vale as traditional market risk measures, such as VaR (Value at Risk), are not sufficient to evaluate the group exposures once our main goal is to avoid a possible lack of cash to fulfill our future obligations and needs.
We also consider the correlations between different market risk factors when evaluating our exposures. By doing so, we are able to evaluate the net impact in our cash flows from all main market variables. Using this framework we also identified a natural diversification of products and currencies in our portfolio. This diversification benefit implies in a natural reduction of the overall risk of the Company. Additionally, we are constantly working to implement risk mitigation strategies that significantly contribute to reduce the volatility in our cash flows beyond the levels initially observed and to acceptable levels of risk.
Vale considers that the effective management of risk is a key objective to support its growth strategy and financial flexibility. The risk reduction on Vale’s future cash flow contributes to a better perception of the Company’s credit quality, improving its ability to access different markets. As a commitment to the risk management strategy, the Board of Directors has established an enterprise-wide risk management policy and a risk management committee.
The risk management policy determines that Vale should evaluate regularly its cash flow risks and potential risk mitigation strategies. Whenever considered necessary, mitigation strategies should be put in place to reduce cash flow volatility. The executive board is responsible for the evaluation and approval of long term risk mitigation strategies recommended by the risk management committee.
The risk management committee assists our executive officers in overseeing and reviewing our enterprise risk management activities including the principles, policies, process, procedures and instruments employed to manage risk. The risk management committee reports periodically to the executive board on how risks have been monitored, what are the most important risks we are exposed to and their impact in cash flows.
The risk management policy and the risk management procedures, that complement the normative of risk management governance model, explicitly prohibit speculative transactions with derivatives and require the diversification of operations and counterparties.
Besides the risk management governance model, Vale has put in place a well defined corporate governance structure. The Recommendation and execution of the derivative transactions are implemented by different and independent areas. It is responsibility of the risk management department to define and propose to the risk management committee market risk mitigation strategies consistent with Vale’s and it’s wholly owned subsidiaries corporate strategy. It is the responsibility of the finance department the execution of the risk mitigation strategies through the use of derivatives. The independence of the areas guarantees an effective control on these operations.
The consolidated market risk exposure and the portfolio of derivatives are monthly measured and monitored in order to evaluate the financial results and market risk impacts in our cash flow, as well as to guarantee that the initial goals will be achieved. The mark-to-market of the derivatives portfolio is reported weekly to management.

Considering the nature of Vale’s business and operations, the main market risk factors which the Company is exposed are:
•	Interest rates;
•	Foreign exchange;
•	Products prices and input costs
Foreign exchange and interest rate risk
Vale’s cash flows are exposed to volatility of several different currencies. While most of our product prices are indexed to U.S. Dollars, most of our costs, disbursements and investments are indexed to currencies other than the U.S. Dollar, mainly Brazilian Real and Canadian Dollars.
Derivative instruments may be used in order to reduce Vale’s potential cash flow volatility arising from the currency mismatch between our debt and our revenues. Vale’s foreign exchange and interest rate derivative portfolio consists, basically, of interest rate swaps to convert floating cash flows in Brazilian Real to fixed or floating U.S. Dollar cash flows, without any leverage.
Vale is also exposed to interest rate risks on loans and financings. Our floating rate debt consists mainly of loans including export pre-payments, commercial banks and multilateral organizations loans. In general, our U.S. Dollars floating rate debt is subject to changes in the LIBOR (London Interbank Offer Rate in U.S. Dollars). To mitigate the impact of the interest rate volatility on its cash flows, Vale takes advantage of natural hedges resulting from the correlation of metal prices and U.S. Dollar floating rates. When natural hedges are not present, we may opt to realize the same effect by using financial instruments.
Our Brazilian Real denominated debt subject to floating interest rates are debentures, loans obtained from Banco Nacional de Desenvolvimento Econômico e Social (BNDES) and property and services acquisition financing in the Brazilian market. These debts are mainly linked to CDI and TJLP.
The swap transactions have similar settlement dates to the debt interests and principal payment dates, taking into account the liquidity restrictions of the market. At each settlement date, the results on the swap transactions partially offset the impact of the U.S. Dollar / Brazilian Real exchange rate in our obligations, contributing to a stable flow of cash disbursements in U.S. Dollars for interest and/or principal payment of our Brazilian Real denominated debt.
In the event of an appreciation (depreciation) of the Brazilian Real against U.S. Dollar, the negative (positive) impact on our Brazilian Real denominated debt obligations (interest and/or principal payment) measured in U.S. Dollars will be partially offset by a positive (negative) effect from any existing swap transaction, regardless of the U.S. Dollar / Brazilian Real exchange rate on the payment date.
We have other exposures associated with our outstanding debt portfolio. In order to reduce cash flow volatility associated with a financing from KFW (Kreditanstalt Für Wiederaufbau) indexed to Euribor, Vale entered into a swap contract where the cash flows in Euros are converted into cash flows in U.S. Dollars.
In order to reduce the cash-flow volatility associated with the foreign exchange exposure from coal fixed price sales, Vale purchased forward Australian Dollars.

Product price risk
Vale is also exposed to several market risks associated with global commodities prices volatilities.
Currently, our derivative transactions include nickel, aluminum, copper, natural gas, bunker oil and maritime freight (FFA) derivatives and all have the same purpose of mitigating Vale’s cash flow volatility.
Nickel — The Company has the following derivatives instruments in this category:
•	Strategic derivative program — in order to protect our cash flow in 2009 and 2010, we entered into derivatives transactions where we fixed the prices of some of our nickel sales during the period.
•
Fixed price sales program — we use to enter into nickel future contracts in the London Metal Exchange (LME) with the purpose of maintaining our exposure to nickel price variation, regarding the fact that, in some cases, the commodity is sold at a fixed price to some customers. This program was interrupted after the decision of the strategic derivative program.

•	Nickel purchase program — Vale has also sold nickel futures in the LME, in order to minimize the risk of mismatch between the pricing on the costs of intermediate products and finished goods.
Aluminum — in order to protect our cash flow in 2009 and 2010, we entered into derivatives transactions where we fixed the prices of some of our aluminum sales during the period.
Copper — Vale Inco Ltd., Vale’s wholly-owned subsidiary, makes use of derivatives to reduce the cash flow volatility due to the quotation period mismatch between the pricing period of copper scrap purchase and the pricing period of final products sale to the clients.
Natural gas — Vale uses natural gas swap contracts to minimize the impact of price fluctuation of this input cost in the cash flow.
Bunker Oil — In order to reduce the impact of bunker oil price fluctuation on Vale’s freight hiring and consequently on Vale’s cash flow, Vale implemented a derivative program that consists of forward purchases and swaps.
Maritime Freight — In order to reduce the impact of freight price fluctuation on the Company’s cash flow, Vale implemented a derivative program that consists of purchasing Forward Freight Agreements (FFA).
Embedded derivatives — In addition to the contracts mentioned above, Vale Inco Ltd., Vale’s wholly-owned subsidiary, has nickel concentrate and raw materials purchase agreements, where there are provisions based on nickel and copper prices behavior. These provisions are considered embedded derivatives. There is also an embedded derivative related to energy in our subsidiary Albras on which there are premium that can be charged based on aluminum prices behavior.

The assets and liabilities balances of derivatives measured at fair value and the effects of their recognition are shown on the following tables:

	September 30, 2009 (unaudited)		December 31, 2008
	Balance Sheet		Balance Sheet
Outstanding Balances — Assets	Location	Fair Value	Location	Fair Value
Derivatives not designated as hedge

Foreign exchange and interest rate risk
CDI vs. USD fixed rate swap	long-term	567	—	—
CDI vs. USD floating rate swap	long-term	39	—	—
TJLP vs. USD fixed rate swap	long-term	69	—	—
TJLP vs. USD floating rate swap	long-term	(3)	—	—
EURO floating rate vs. USD floating rate swap	long-term	2	long-term	2
AUD floating rate vs. fixed USD rate swap	long-term	10	—	—

		684		2

Commodities price risk
Nickel
Fixed price program	short-term	11	—	—
Fixed price program	long-term	4	—	—
Bunker Oil Hedge	long-term	18	—	—

		33		—

Embedded derivatives:
For nickel concentrate costumer sales	long-term	—	long-term	69
Customer raw material contracts		—	long-term	22

		—		91

Derivatives designated as hedge
Foreign cash flow hedge	long-term	23	—	—
Aluminium	short-term	11

		34		—

Total Assets		751		93

	September 30, 2009 (unaudited)		December 31, 2008
	Balance Sheet		Balance Sheet
Outstanding Balances — Liabilities	Location	Fair Value	Location	Fair Value
Derivatives not designated as hedge

Foreign exchange and interest rate risk
CDI vs. USD fixed rate swap	—	—	long-term	(372)
CDI vs. USD floating rate swap	—	—	long-term	(95)
TJLP vs. USD fixed rate swap	—	—	long-term	(62)
TJLP vs. USD floating rate swap	—	—	long-term	(30)
USD floating rate vs. fixed USD rate swap	short-term	(6)	long-term	(14)
USD floating rate vs. fixed USD rate swap	long-term	(4)	—	—

		(10)		(573)

Commodities price risk
Nickel
Fixed price program	—	—	long-term	(50)
Purchase program	short-term	(6)	long-term	(7)
Strategic program	long-term	(61)		—
Maritime Freight Hiring Protection Program	long-term	(39)		—

		(106)		(57)

Embedded derivatives:
For nickel concentrate costumer sales	long-term	(8)		—
Customer raw material contracts	short-term	(16)		—
Natural gas hedge	short-term	(1)	long-term	(2)

		(25)		(2)

Total Liabilities		(141)		(632)

The following table presents the unaudited effects of derivatives for the three-month and nine-month periods ended:

	Amount of gain or (loss) recognized in financial income (expense)					Financial Settlement					Amount of gain or (loss) recognized in OCI
	Three-month period ended			Nine-month period ended		Three-month period ended			Nine-month period ended		Three-month period ended			Nine-month period ended
	(unaudited)			(unaudited)		(unaudited)			(unaudited)		(unaudited)			(unaudited)
	September 30,	June 30,	September 30,	September 30,	September 30,	September 30,	June 30,	September 30,	September 30,	September 30,	September 30,	June 30,	September 30,	September 30,	September 30,
	2009	2009	2008	2009	2008	2009	2009	2008	2009	2008	2009	2009	2008	2009	2008

Derivatives not designated as hedge

Foreign exchange and interest rate risk
Swap BRL denominated Brazilian payrol into USD	—	—	16	—	80	—	—	(136)	—	(200)	—	—	—	—	—
CDI & TJLP vs. USD fixed and floating rate swap	441	927	(639)	1,400	(76)	(30)	(101)	(41)	(154)	(144)	—	—	—	—	—
EURO floating rate vs. USD floating rate swap	—	—	1	(1)	1	—	(1)	1	—	1	—	—	—	—	—
USD floating rate vs. USD fixed rate swap	(1)	—	(1)	(2)	(3)	2	2	—	6	—	—	—	—	—	—
Bunker Oil Hedge	9	—	—	22	—	—	—	—	—	—	—	—	—	—	—
AUD floating rate vs. fixed USD rate swap	3	7	—	13	—	(1)	(1)	—	(2)	—	—	—	—	—	—

	452	934	(623)	1,432	2	(29)	(101)	(176)	(150)	(343)	—	—	—	—	—

Commodities price risk
Nickel
Fixed price program	16	42	(52)	40	(76)	(4)	9	23	26	43	—	—	—	—	—
Purchase program	(13)	(32)	12	(35)	24	9	27	(10)	34	(34)	—	—	—	—	—
Strategic program	(47)	(42)	—	(89)	—	36	—	—	36	—	—	—	—	—	—
Copper
Purchased scrap protection program	—	—	33	—	(33)	—	—	59	—	190	—	—	—	—	—
Strategic hedging program	—	—	—	—	(45)	—	—	3	—	10	—	—	—	—	—
Platinum	—	—	14	—	(3)	—	—	6	—	26	—	—	—	—	—
Gold	—	—	(14)	—	(18)	—	—	11	—	33	—	—	—	—	—
Natural gas	—	(1)	(14)	(4)	5	2	2	(1)	6	(1)	—	—	—	—	—
Aluminum	—	—	—	—	—	—	—	57	—	146	—	—	—	—	—
Maritime Freight Hiring Protection Program	(45)	34	—	(11)	—	(25)	(5)	—	(30)	—	—	—	—	—	—
Bunker Oil Hedge	—	—	—	—	—	(5)	—	—	(5)	—	—	—	—	—	—

	(89)	1	(21)	(99)	(146)	13	33	148	67	413	—	—	—	—	—

Embedded derivatives:
For nickel concentrate costumer sales	(9)	(18)	30	(25)	30	4	5	—	(14)	—	—	—	—	—	—
Customer raw material contracts	(13)	(57)	(8)	(76)	13	—	—	7	—	(4)	—	—	—	—	—
Energy — Aluminum options	—	—	5	—	(8)	—	—	—	—	—	—	—	—	—	—

	(22)	(75)	27	(101)	35	4	5	7	(14)	(4)	—	—	—	—	—

Derivatives designated as hedge
Aluminum	—	—	30	—	(117)	—	—	—	—	—	6	—	20	6	(1)
Bunker Oil Hedge	—	13	—	—	—	—	(1)	—	(1)	—	—	—	—	—	—
Foreign exchange cash flow hedge	—	—	—	—	—	—	—	—	—	—	6	1	—	7	—

	—	13	30	—	(117)	—	(1)	—	(1)	—	12	1	20	13	(1)

	341	873	(587)	1,232	(226)	(12)	(64)	(21)	(98)	66	12	1	20	13	(1)

Unrealized gains (losses) in the period are included in our income statement under the caption of gains (losses) on derivatives, net.
Final maturity dates for the above instruments are as follows:

Interest rates / Currencies	December 2019
Bunker Oil	December 2010
Natural Gas	October 2009
Freight	December 2010
Nickel	May 2011
Aluminum	December 2010
Under the standard Accounting for Derivative Financial Instruments and Hedging Activities, all derivatives, whether designated in hedging relationships or not, are required to be recorded in the balance sheet at fair value and the gain or loss in fair value is included in current earnings, unless if qualified as hedge accounting. A derivative must be designated in a hedging relationship in order to qualify for hedge accounting. These requirements include a determination of what portions of hedges are deemed to be effective versus ineffective. In general, a hedging relationship is effective when a change in the fair value of the derivative is offset by an equal and opposite change in the fair value of the underlying hedged item. In accordance with these requirements, effectiveness tests are performed in order to assess effectiveness and quantify ineffectiveness for all designated hedges.
At September 30, 2009, we had outstanding cash flow hedges. A cash flow hedge is a hedge of the exposure to variability in expected future cash flows that is attributable to a particular risk such as a forecasted purchase or sale. If a derivative is designated as a cash flow hedge, the effective portions of the changes in the fair value of the derivative are recorded in other comprehensive income and are recognized in earnings when the hedged item affects earnings. Ineffective portions of changes in the fair value of the derivatives designated as hedges are recognized in earnings. If a portion of a derivative contract is excluded for purposes of effectiveness testing, such as time value, the value of such excluded portion is included in earnings. On the three-month period ended at September 30, 2009, June 30, 2009 and September 30, 2008 and on the nine-month period ended at September 30, 2009 and September 30, 2008, the unrealized net gains or (losses) in respect of derivative instruments which were not qualified for hedge accounting amounted to US$341, US$873, US$(587), US$1,232 and US$(226) respectively.

Supplemental Financial Information (unaudited)
The following unaudited information provides additional details in relation to certain financial ratios.
EBITDA — Earnings Before Financial Income (Expenses), Noncontrolling Interests, Gain on Sale of Investments, Foreign Exchange and Indexation Gains (Losses), Equity in Results of Affiliates and Joint Ventures and Change in Provision for Losses on Equity Investments, Income Taxes, Depreciation and Amortization
(a)	EBITDA represents operating income plus depreciation, amortization and depletion plus impairment plus dividends received from equity investees.
(b)
EBITDA is not a U.S. GAAP measure and does not represent cash flow for the periods presented and should not be considered as an alternative to net income (loss), as an indicator of our operating performance or as an alternative to cash flow as a source of liquidity.

(c)	Our definition of EBITDA may not be comparable with EBITDA as defined by other companies.
(d)
Although EBITDA, as defined above, does not provide a U.S. GAAP measure of operating cash flows, our management uses it to measure our operating performance and financial analysts in evaluating our business commonly use it.

Selected financial indicators for the main affiliates and joint ventures are available on our website, www.vale.com, under “investor relations”

Indexes on Vale’s Consolidated Debt (Supplemental information — unaudited)

	Three-month period ended			Nine-month period ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2009	2009	2008	2009	2008
Current debt
Current portion of long-term debt — unrelated parties	1,951	610	733	1,951	733
Short-term debt	87	38	46	87	46
Loans from related parties	18	19	16	18	16

	2,056	667	795	2,056	795

Long-term debt
Long-term debt — unrelated parties	19,110	18,826	18,393	19,110	18,393

Gross debt (current plus long-term debt)	21,166	19,493	19,188	21,166	19,188

Interest paid over:
Short-term debt	(1)	—	(1)	(1)	(11)
Long-term debt	(236)	(311)	(305)	(824)	(941)

Interest paid	(237)	(311)	(306)	(825)	(952)
EBITDA	3,014	1,725	6,374	7,020	16,321
Company stockholders’ equity	56,546	49,877	51,218	56,546	51,218
LTM (1) EBITDA / LTM (1) Interest paid	8.53	10.83	15.03	8.53	15.03
Gross Debt / LTM (1)EBITDA	2.18	1.49	0.97	2.18	0.97
Gross debt / Equity Capitalization (%)	27	28	27	27	27

Financial expenses
Interest expense	(206)	(213)	(293)	(658)	(860)
Labor and civil claims and tax-related actions	(19)	(14)	(23)	(49)	(76)
Tax on financial transactions — CPMF			—	—	—
Others	(205)	(66)	(141)	(303)	(430)

	(430)	(293)	(457)	(1,010)	(1,366)

Financial income
Cash and cash equivalents	72	91	252	277	303
Others	26	2	25	39	52

	98	93	277	316	355

Derivatives	341	873	(587)	1,232	(226)

Financial income (expenses), net	9	673	(767)	538	(1,237)

Foreign exchange and indexation gain (losses), net
Cash and cash equivalents	(482)	(1,026)	1,104	(1,577)	1,030
Loans	1,156	2,105	(2,169)	3,374	(836)
Others	(555)	(556)	744	(1,139)	411

	119	523	(321)	658	605

Financial result, net	128	1,196	(1,088)	1,196	(632)

(1)	Last twelve months

Calculation of EBITDA (Supplemental information — unaudited)

	Three-month period ended			Nine-month period ended
	September 30, 2009	June 30, 2009	September 30, 2008	September 30, 2009	September 30, 2008
Operating income	2,293	976	5,535	4,954	13,685
Depreciation	721	643	713	1,923	2,239

	3,014	1,619	6,248	6,877	15,924
Dividends received	—	106	126	143	397

EBITDA	3,014	1,725	6,374	7,020	16,321

Net operating revenues	6,706	4,948	11,739	16,978	30,171
Margin EBITDA	44.9%	34.9%	54.3%	41.3%	54.1%
Adjusted EBITDA x Operating Cash Flows (Supplemental information — unaudited)

	Three-month period ended
	September 30, 2009		June 30, 2009		September 30, 2008
		Operating		Operating		Operating
	EBITDA	cash flows	EBITDA	cash flows	EBITDA	cash flows
Net income attributable to Company’s stockholders	1,677	1,677	790	790	4,821	4,821
Income tax — deferred	230	230	130	130	(621)	(621)
Income tax — current	696	—	1,494	—	477	—
Equity in results of affiliates and joint ventures and other investments	(155)	(155)	(135)	(135)	(290)	(290)
Foreign exchange and indexation gains, net	(119)	(184)	(523)	(817)	321	1,133
Financial expenses, net	(9)	24	(673)	(54)	767	83
Noncontrolling interests	46	46	50	50	60	60
Gain on sale of investments	(73)	(73)	(157)	(157)	—	—
Net working capital	—	385	—	1,355	—	(1,524)
Others	—	(177)	—	(845)	—	831

Operating income	2,293	1,773	976	317	5,535	4,493
Depreciation, depletion and amortization	721	721	643	643	713	713
Dividends received	—	—	106	106	126	126

	3,014	2,494	1,725	1,066	6,374	5,332

Operating cash flows		2,494		1,066		5,332
Income tax		696		1,494		477
Foreign exchange and indexation gains (losses)		65		294		(812)
Financial expenses		(33)		(619)		684
Net working capital		(385)		(1,355)		1,524
Others		177		845		(831)

EBITDA		3,014		1,725		6,374

	Nine-month period ended
	September 30, 2009		September 30, 2008
		Operating		Operating
	EBITDA	cash flows	EBITDA	cash flows
Net income attributable to Company’s stockholders	3,830	3,830	11,851	11,851
Income tax — deferred	189	189	(584)	(584)
Income tax — current	2,667	—	2,304	—
Equity in results of affiliates and joint ventures and other investments	(362)	(362)	(669)	(669)
Foreign exchange and indexation gains, net	(658)	(1,058)	(605)	(289)
Financial expenses, net	(538)	(27)	1,237	119
Noncontrolling interests	56	56	231	231
Gain on sale of investments	(230)	(230)	(80)	(80)
Net working capital	—	2,190	—	(2,966)
Others	—	(929)	—	572

Operating income	4,954	3,659	13,685	8,185
Depreciation, depletion and amortization	1,923	1,923	2,239	2,239
Dividends received	143	143	397	397

	7,020	5,725	16,321	10,821

Operating cash flows		5,725		10,821
Income tax		2,667		2,304
Foreign exchange and indexation gains (losses)		400		(316)
Financial expenses		(511)		1,118
Net working capital		(2,190)		2,966
Others		929		(572)

EBITDA		7,020		16,321

Board of Directors, Fiscal Council, Advisory committees and Executive Officers

Board of Directors	Governance and Sustainability Committee
Jorge Luiz Pacheco
Sérgio Ricardo Silva Rosa	Renato da Cruz Gomes
Chairman	Ricardo Simonsen

Mário da Silveira Teixeira Júnior	Fiscal Council
Vice-President

Marcelo Amaral Moraes
Eduardo Fernando Jardim Pinto	Chairman
Francisco Augusto da Costa e Silva
Jorge Luiz Pacheco	Aníbal Moreira dos Santos
José Ricardo Sasseron	Antônio José de Figueiredo Ferreira
Ken Abe	Bernard Appy
Luciano Galvão Coutinho
Oscar Augusto de Camargo Filho	Alternate
Renato da Cruz Gomes	Cícero da Silva
Sandro Kohler Marcondes	Marcus Pereira Aucélio
Oswaldo Mário Pêgo de Amorim Azevedo

Alternate
Executive Officers

Deli Soares Pereira
Hajime Tonoki	Roger Agnelli
João Moisés de Oliveira	Chief Executive Officer
Luiz Augusto Ckless Silva
Luiz Carlos de Freitas	Carla Grasso
Luiz Felix Freitas	Executive Officer for Human Resources and Corporate Services
Paulo Sérgio Moreira da Fonseca
Raimundo Nonato Alves Amorim
Rita de Cássia Paz Andrade Robles	Eduardo de Salles Bartolomeo
Wanderlei Viçoso Fagundes	Executive Officer for Logistics, Project Management and Sustainability
Advisory Committees of the Board of Directors
Fabio de Oliveira Barbosa
Controlling Committee	Chief Financial Officer and Investor Relations
Luiz Carlos de Freitas
Paulo Ricardo Ultra Soares	José Carlos Martins
Paulo Roberto Ferreira de Medeiros	Executive Officer for Ferrous Minerals

Executive Development Committee	Tito Botelho Martins
João Moisés de Oliveira	Executive Officer for Non Ferrous
José Ricardo Sasseron
Oscar Augusto de Camargo Filho

Strategic Committee
Roger Agnelli
Luciano Galvão Coutinho
Mário da Silveira Teixeira Júnior
Oscar Augusto de Camargo Filho
Sérgio Ricardo Silva Rosa
Marcus Vinícius Dias Severini
Finance Committee	Chief Officer of Accounting and Control Department
Fabio de Oliveira Barbosa
Luiz Maurício Leuzinger	Vera Lúcia de Almeida Pereira Elias
Ricardo Ferraz Torres	Chief Accountant
Wanderlei Viçoso Fagundes	CRC-RJ — 043059/O-8

Equity Investee Information — 09/30/2009
Aluminum Area — Valesul (Additional information — unaudited)

		2009					2008
		As of and for the three-month periods ended					As of and for the three-month periods ended
Information		March 31	June 30	September 30	December 31	Total	March 31	June 30	September 30	December 31	Total
Quantity sold — external market	MT (thousand)	2	—	—	—	2	4	7	6	4	21
Quantity sold — internal market	MT (thousand)	13	9	9	—	31	16	15	19	16	66

Quantity sold — total	MT (thousand)	15	9	9	—	33	20	22	25	20	87

Average sales price — external market	US$	2,392.81	—	—	—	2,815,50	2,653.70	2,846.14	2,679.23	2,818.91	2,861.40
Average sales price — internal market	US$	2,133.06	3,629.56	3,164.66	—	2,791.10	3,786.95	4,168.23	3,321.93	2,575.30	3,695.60
Average sales price — total	US$	2,167.50	3,722.67	3,164.66	—	2,792.57	3,560.30	3,747.56	3,148.89	2,624.02	3,494.25

Stockholders’ equity	US$	271	324	354	—	354	391	453	330	272	272

Net operating revenues	US$	26	25	31	—	81	58	70	81	44	253
Cost of products	US$	(27)	(21)	(28)	—	(75)	(48)	(55)	(75)	(38)	(216)
Other expenses / revenues	US$	(3)	(2)	(4)	—	(9)	(4)	(9)	(6)	(5)	(24)
Depreciation, amortization and depletion	US$	3	3	2	—	8	4	4	4	3	15

EBITDA	US$	(1)	5	1	—	5	10	10	4	4	28
Depreciation, amortization and depletion	US$	(3)	(3)	(2)	—	(8)	(4)	(4)	(4)	(3)	(15)

EBIT	US$	(4)	2	(1)	—	(3)	6	6	—	1	13
Net financial result	US$	—	—	—	—	—	(1)	—	7	4	10

Income before income tax and social contribution	US$	(4)	2	(1)	—	(3)	5	6	7	5	23
Income tax and social contribution	US$	—	—	—	—	—	(2)	(4)	(3)	(2)	(11)

Net income	US$	(4)	2	(1)	—	(3)	3	2	4	3	12

Aluminum Area — MRN (Additional information — unaudited)

		2009					2008
		As of and for the three-month periods ended					As of and for the three-month periods ended
Information		March 31	June 30	September 30	December 31	Total	March 31	June 30	September 30	December 31	Total
Quantity sold — external market	MT (thousand)	798	777	838	—	2,413	1,369	1,573	1,496	1,557	5,995
Quantity sold — internal market	MT (thousand)	2,640	2,865	3,182	—	8,687	2,621	2,949	3,268	3,415	12,253

Quantity sold — total	MT (thousand)	3,438	3,642	4,020	—	11,100	3,990	4,522	4,764	4,972	18,248

Average sales price — external market	US$	35.19	32.96	29.66	—	32.78	61.52	34.93	34.71	36.96	41.47
Average sales price — internal market	US$	30.96	27.42	26.80	—	28.29	53.89	31.24	31.96	33.35	36.87
Average sales price — total	US$	31.94	28.61	27.39	—	29.27	56.51	32.52	32.83	35.16	38.56

Long-term indebtedness, gross	US$	84	77	71	—	71	46	115	97	90	90
Short-term indebtedness, gross	US$	181	211	206	—	206	245	221	226	163	163

Total indebtedness, gross	US$	265	288	277	—	277	292	336	323	253	253

Stockholders’ equity	US$	276	374	426	—	426	493	432	315	347	347

Net operating revenues	US$	96	91	96	—	283	117	130	139	150	536
Cost of products	US$	(49)	(59)	(65)	—	(173)	(63)	(82)	(81)	(75)	(301)
Other expenses / revenues	US$	(1)	(1)	(1)	—	(8)	(8)	2	(3)	—	(9)
Depreciation, amortization and depletion	US$	12	1	15	—	40	14	17	10	13	54

EBITDA	US$	58	32	45	—	142	60	67	65	88	280
Depreciation, amortization and depletion	US$	(12)	(1)	(15)	—	(40)	(14)	(17)	(10)	(13)	(54)

EBIT	US$	46	31	30	—	102	46	50	55	75	226
Net financial result	US$	(1)	23	10	—	32	(2)	(11)	(3)	1	(15)

Income before income tax and social contribution	US$	45	54	40	—	134	44	39	52	76	211
Income tax and social contribution	US$	(15)	(1)	(14)	—	(45)	(10)	(19)	(5)	(21)	(55)

Net income	US$	30	53	26	—	89	34	20	47	55	156

Aluminum Area — Albras (Additional information — unaudited) — Consolidated Subsidiary

		2009					2008
		As of and for the three-month periods ended					As of and for the three-month periods ended
Information		March 31	June 30	September 30	December 31	Total	March 31	June 30	September 30	December 31	Total
Quantity sold — external market	MT (thousand)	107	109	101	—	317	109	99	117	108	433
Quantity sold — internal market	MT (thousand)	5	6	5	—	16	7	6	7	6	26

Quantity sold — total	MT (thousand)	112	115	106	—	333	116	105	124	114	459

Average sales price — external market	US$	1,388.35	1,378.32	1,689.77	—	1,480.01	2,486.87	2,939.31	2,888.76	2,150.39	2,589.98
Average sales price — internal market	US$	1,783.09	1,251.00	1,656.00	—	1,594.75	2,307.59	2,640.89	2,625.72	2,380.23	2,827.94
Average sales price — total	US$	1,405.98	1,372.42	1,688.08	—	1,485.52	2,476.70	2,920.77	2,874.64	2,162.48	2,603.46

Long-term indebtedness, gross	US$	250	233	233	—	233	283	301	267	250	250
Short-term indebtedness, gross	US$	156	152	185	—	185	111	90	128	133	133

Total indebtedness, gross	US$	406	385	418	—	418	394	391	395	383	383

Stockholders’ equity	US$	778	952	1,080	—	1,080	973	1,098	948	782	782

Net operating revenues	US$	156	158	178	—	492	292	310	346	245	1,193
Cost of products	US$	(161)	(168)	(172)	—	(501)	(222)	(222)	(254)	(194)	(892)
Other expenses / revenues	US$	(13)	(10)	(12)	—	(34)	(18)	(20)	(18)	(24)	(80)
Depreciation, amortization and depletion	US$	5	6	7	—	17	8	8	9	6	31

EBITDA	US$	(13)	(14)	—	—	(26)	60	76	83	33	252
Depreciation, amortization and depletion	US$	(5)	(6)	(7)	—	(17)	(8)	(8)	(9)	(6)	(31)

EBIT	US$	(18)	(20)	(6)	—	(43)	52	68	74	27	221
Net financial result	US$	(1)	63	32	—	93	(66)	37	(38)	(6)	(73)

Income (loss) before income tax and social contribution	US$	(19)	43	26	—	50	(14)	105	36	21	148
Income tax and social contribution	US$	8	(15)	(9)	—	(16)	(9)	(37)	(9)	7	(48)

Net income (loss)	US$	(11)	28	17	—	34	(23)	68	27	28	100

Aluminum Area — Alunorte (Additional information — unaudited) — Consolidated Subsidiary

		2009					2008
		As of and for the three-month periods ended					As of and for the three-month periods ended
Information		March 31	June 30	September 30	December 31	Total	March 31	June 30	September 30	December 31	Total
Quantity sold — external market	MT (thousand)	1,225	1,257	1,237	—	3,719	814	832	975	1,336	3,957
Quantity sold — internal market	MT (thousand)	216	273	253	—	742	235	258	301	250	1,044

Quantity sold — total	MT (thousand)	1,441	1,530	1,490	—	4,461	1,049	1,090	1,276	1,586	5,001

Average sales price — external market	US$	192.84	214.82	255.36	—	222.24	322.36	372.73	378.60	286.74	334.79
Average sales price — internal market	US$	170.69	190.76	265.62	—	225.31	287.59	340.49	342.74	324.54	358.65
Average sales price — total	US$	195.62	210.39	257.10	—	222.75	314.57	365.10	370.14	292.70	339.77

Long-term indebtedness, gross	US$	845	845	835	—	835	740	829	855	855	855
Short-term indebtedness, gross	US$	53	39	31	—	31	20	—	29	31	31

Total indebtedness, gross	US$	898	884	866.00	—	866	760	829	884	886	886

Stockholders’ equity	US$	1,789	2,197	2,477	—	2,477	2,287	2,633	2,217	1,794	1,794

Net operating revenues	US$	278	323	376	—	978	331	399	473	456	1,659
Cost of products	US$	(304)	(354)	(352)	—	(1,010)	(274)	(288)	(352)	(331)	(1,245)
Other expenses / revenues	US$	(7)	(9)	(13)	—	(29)	(13)	(14)	(12)	(20)	(59)
Depreciation, amortization and depletion	US$	24	32	30	—	86	19	20	16	15	70

EBITDA	US$	(9)	(8)	41	—	24	63	117	125	120	425
Depreciation, amortization and depletion	US$	(24)	(32)	(30)	—	(86)	(19)	(20)	(16)	(15)	(70)

EBIT	US$	(33)	(40)	11	—	(62)	44	97	109	105	355
Net financial result	US$	—	144	73	—	217	(57)	58	(117)	(97)	(213)

Income (loss) before income tax and social contribution	US$	(33)	104	84	—	155	(13)	155	(8)	8	142
Income tax and social contribution	US$	11	(35)	(28)	—	(52)	(7)	(34)	22	7	(12)

Net income (loss)	US$	(22)	69	56	—	103	(20)	121	14	15	130

Pelletizing Affiliates — Hispanobras (Additional information — unaudited)

		2009					2008
		As of and for the three-month periods ended					As of and for the three-month periods ended
Information		March 31	June 30	September 30	December 31	Total	March 31	June 30	September 30	December 31	Total
Quantity sold — external market	MT (thousand)	—	—	—	—	—	404	400	618	—	1,422
Quantity sold — internal market	MT (thousand)	—	—	243	—	243	710	805	554	396	2,465

Quantity sold — total	MT (thousand)	—	—	243	—	243	1,114	1,205	1,172	396	3,887

Average sales price — external market	US$	—	—	70.08	—	70.08	71.45	203.07	227.18	—	176.15
Average sales price — internal market	US$	—	—	70.08	—	70.08	75.95	203.58	236.04	146.47	164.94
Average sales price — total	US$	—	—	—	—	—	74.32	203.41	231.37	146.47	169.04

Short-term indebtedness, gross	US$	—	—	—	—	—	75	58	7	—	—

Total indebtedness, gross	US$	—	—	—	—	—	75	58	7	—	—

Stockholders’ equity	US$	96	105	166	—	166	90	166	158	143	143

Net operating revenues	US$	—	—	17	—	17	83	248	164	52	547
Cost of products	US$	—	—	(19)	—	(19)	(75)	(143)	(118)	(36)	(372)
Other expenses / revenues	US$	(7)	(10)	(10)	—	(27)	(2)	(2)	(2)	(2)	(8)
Depreciation, amortization and depletion	US$	2	2	2	—	6	1	1	1	1	4

EBITDA	US$	(5)	(8)	(10)	—	(23)	7	104	45	15	171
Depreciation, amortization and depletion	US$	(2)	(2)	(2)	—	(6)	(1)	(1)	(1)	(1)	(4)

EBIT	US$	(7)	(10)	(12)	—	(29)	6	103	44	14	167
Net financial result	US$	1	1	1	—	3	1	(4)	7	9	13

Income (loss) before income tax and social contribution	US$	(6)	(9)	(11)	—	(26)	7	99	51	23	180
Income before income tax and social contribution	US$	—	—	9	—	9	(3)	(34)	(18)	(8)	(63)

Net income	US$	(6)	(9)	(2)	—	(17)	4	65	33	15	117

Pelletizing Affiliates — Samarco (Additional information — unaudited)

		2009					2008
		As of and for the three-month periods ended					As of and for the three-month periods ended
Information		March 31	June 30	September 30	December 31	Total	March 31	June 30	September 30	December 31	Total
Quantity sold — Pellets	MT (thousand)	2,141	3,313	6,011	—	11,465	3,010	4,327	5,519	3,413	16,269
Quantity sold — Iron ore	MT (thousand)	714	236	345	—	1,295	168	140	154	202	664

Quantity sold — total	MT (thousand)	2,855	3,549	6,356	—	12,760	3,178	4,467	5,673	3,615	16,933

Average sales price — Pellets	US$	98.56	71.89	70.60	—	81.85	105.51	142.07	152.30	156.17	141.95
Average sales price — Iron ore	US$	62.56	75.17	45.52	—	65.67	47.61	98.95	73.86	85.18	76.08

Long-term indebtedness, gross	US$	769,734	819,663	719,676		719,676	800	799	800	800	800
Short-term indebtedness, gross	US$	698,816	455,569	415,149		415,149	591	846	987	783	783

Total indebtedness, gross	US$	1,468,550	1,275,232	1,134,825	—	1,134,825	1,391	1,645	1,787	1,583	1,583

Stockholders’ equity	US$	822	1,073	1,375		1,375	1,078	1,213	926	732	732

Net operating revenues	US$	260	247	482	—	989	331	613	843	553	2,340
Cost of products	US$	(97)	(173)	(250)	—	(520)	(164)	(277)	(314)	(155)	(910)
Other expenses / revenues	US$	(59)	(7)	(48)	—	(114)	(43)	(98)	(55)	(67)	(263)
Depreciation, amortization and depletion	US$	18	22	31	—	71	12	16	30	22	80

EBITDA	US$	122	89	215	—	426	136	254	504	353	1,247
Depreciation, amortization and depletion	US$	(18)	(22)	(31)	—	(71)	(12)	(16)	(30)	(22)	(80)

EBIT	US$	104	67	184	—	355	124	238	474	331	1,167
Gain on investments accounted for by the equity method	US$	—	—	—	—	—	3	(3)	1	3	4
Net financial result	US$	(3)	164	79	—	240	4	122	(281)	(244)	(399)

Income (loss) before income tax and social contribution	US$	101	231	263	—	595	131	357	194	90	772
Income tax and social contribution	US$	(18)	(54)	(41)	—	(113)	66	(162)	(30)	(17)	(143)

Net income (loss)	US$	83	177	222	—	482	197	195	164	73	629

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)
	By:	/s/ Roberto Castello Branco
Date: October 28, 2009		Roberto Castello Branco
Director of Investor Relations